12028536

SEC
Mail Processing
Section

DEC - 5 2012

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

MYEZSMOKES, INC.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121
Phone: 858-509-2783
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

3600	**46-1471251**
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Full Name	Business Address	Residential Address
Daniel W. Balsiger Director	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	13566 Dogwood Way San Diego, CA 92130

(b) the issuer's officers;

Full Name	Business Address	Residential Address
Daniel W. Balsiger President/Chief Financial Officer	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	13566 Dogwood Way San Diego, CA 92130

(c) the issuer's general partners;

None.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Name	No. of Shares Beneficially Owned	Class	Percent of Class
Daniel W. Balsiger	12,700,000	Common	33%

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name	No. of Shares Beneficially Owned	Class	Percent of Class
None.			

(f) promoters of the issuer;

None.

(g) affiliates of the issuer;

None.

(h) counsel to the issuer with respect to the proposed offering;

Scudi Johnson & Ayers LLP
5440 Morehouse Drive, Suite 4400, San Diego, CA 92117, Phone-858.558.1001, Fax- 858.558.1122, Mscudi@scudilaw.com

(i) each underwriter with respect to the proposed offering;

None.

(j) the underwriter's directors;

None.

(k) the underwriter's officers;

None.

(l) the underwriter's general partners

None.

(m) counsel to the underwriter.

None.

ITEM 2. APPLICATION OF RULE 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

We are not aware of any party identified in response to Item 1 that is subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. AFFILIATE SALES

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

There is no portion of the offering which involves the resale of securities by affiliates of the issuer.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

All states and jurisdictions in the United States of America.

Shares are being offering pursuant of Section 3(d) of the Securities Act.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

MYEZSMOKES, INC.

(2) the title and amount of securities issued;

Title of Securities	Amount of Securities

Common Stock issued for cash	293,000
Common Stock issued for services rendered	375,000

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Title of Securities	Amount of Securities	Value of Securities	Consideration
Common Stock	293,000	$175,800	Cash
Common Stock	375,000	$246,250	Services rendered

(4) the names and identities of the persons to whom the securities were issued.

Full Name	Title of Securities	Amount of Securities	Value of Securities	Consideration
Adriana Abelar	Common Stock	85,000	$51,000	Cash
Jon H Levin	Common Stock	83,000	$49,800	Cash
Cindy G Rondberg	Common Stock	83,000	$49,800	Cash
James C Nute	Common Stock	42,000	$25,200	Cash
SWA Distribution, Inc.	Common Stock	250,000	$164,125	Marketing Services Rendered
Timothy Feuling	Common Stock	125,000	$82,125	Consulting Services Rendered

During the nine months ended September 30, 2012, Daniel Balsiger, President of the Company, agreed to cancel 77,300,000 shares of his common stock. These shares were returned to treasury.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Subsections (1) through (4) of paragraph (a) are not applicable with respect to subsection (b).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

(1) No exemption is required for a private offering under Section 4(2) of the Securities Act of 1933.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently engaged in another offering and is not contemplating doing so in the foreseeable future.

ITEM 7. MARKETING AGRRANGEMENTS

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No marketing arrangements of any kind are known to the issuer at the time of this filing.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

To the issuer's knowledge, no underwriter intends to confirm any sales of the issuer's securities to any accounts over which it exercises discretionary authority.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert has been named in the offering and it is anticipated that all experts shall be independent of the issuer.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No solicitation of interest documents have been published by the issuer as of the date of this filing.

OFFERING CIRCULAR

FORWARD LOOKING STATEMENTS

This offering circular contains forward-looking statements. All statements contained in this offering circular other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this offering circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this offering circular or to conform these statements to actual results or revised expectations.

MYEZSMOKES, INC.

(Exact name of issuer as specified in its charter)

Type of securities offered:	**Common Stock**
Maximum number of securities offered:	**TBD- Market Price**
Minimum number of securities offered:	**TBD- Market Price**
Price per security:	**TBD- Market Price**
Total proceeds if maximum sold:	**$1,000,000.00**
Total proceeds if minimum sold:	**$500,000.00**
Is a commissioned selling agent selling the securities in this offering?	**Yes** ☐ **No** ☒
If yes, what percent is commission of price to public?	**Not applicable.**
Is there other compensation to selling agent(s)?	**Yes** ☐ **No** ☒
Is there a finder's fee or similar payment to any person?	**Yes** ☐ **No** ☒
Is there an escrow of proceeds until minimum is obtained?	**Yes** ☐ **No** ☒
Is this offering limited to members of a special group, such as employees of the Company or individuals?	**Yes** ☐ **No** ☒
Is transfer of the securities restricted?	**Yes** ☐ **No** ☒

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN /EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE

AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

Shares are being offering pursuant to Section 3(d) of the Securities Act.

State	**State File No.**	**Effective Date**
Not applicable.		

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 92 pages.

THE COMPANY

1.	**Exact corporate name:**	MYEZSMOKES, INC.
	State and date of incorporation:	Nevada / February 20, 2004
	Street address of principal office:	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121
	Company Telephone Number:	(858) 509-2783
	Fiscal year:	December 31
	Person(s) to contact at Company with respect to offering:	Daniel Balsiger
	Telephone Number:	(858) 509-2783

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Prior to this offering, there has been a limited public market for our common stock and there can be no assurance that an active trading market for our common stock will develop. As a result, this could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. Substantial fluctuations in our stock price could significantly reduce the price of our stock.

Our future success depends, in significant part, on the continued services of Daniel Balsiger, our Chief Executive Officer. We cannot assure you that we would be able to find an appropriate replacement for key personnel. Any loss or interruption of our key personnel's services could adversely affect our ability to develop our business plan. We do not presently maintain key-man life insurance policies on Mr. Balsiger.

While MyEZsmokes, Inc. believes that the Company is in a position to offer both the active smoking cessation marketplaces with a product that, has fewer health risks and can be used indoors, MyEZsmokes, Inc. should be viewed primarily as a startup (albeit with the prospect of proven technology & marketing record of success in previous ventures), and startup companies have obvious risks associated with them.

The Company is essentially a branding and marketing firm, and as indicated above there are a handful of quality manufacturers in China who product eCigs, and we are competing on both a purchasing and wholesaling basis against larger companies like Blu Cig & NJoy which have deep pockets and are actively marketing in the same arena. The components are generally the same, with the key differentiating factor being the branding that is created around the product proposition. While the Company believes that our market research on the ICON VAPOR brand has come back positive in terms of both POP aesthetics and price point, the fact remains that the Company does not own the IP.

The Company plays in a space that is both highly regulated and highly competitive. Considering the eCig product is a relatively new market, regulation of the products has yet to be formalized or adopted by a governing entity. Many of the marketed benefits of eCigs, including the reduced health factors, safety, and ability to smoke indoors have yet to be proven and/or adopted at state or country levels. Furthermore, the ability to market these products as a smoking cessation device would trigger the added requirement of FDA approval under the FDCA. As a result, the Company's ability to create sales based on the prospect on private label smoking cessation devices can be significantly delayed, hindering the Company's ability to meet their projected revenues. To that end, the eCig market would then be forced to compete directly with "big tobacco," which has spent upwards of $9.9Bn in advertising in 2008. Although this could be seen as an opportunity for the Company, as MyEZsmokes may become an acquisition target, without the IP around the device, ICON Vapor would need to attract a significant share of the eCig market prior to any consideration by "big tobacco." The Company does not anticipate the potential of FDA approval to be an issue as the mass retailers for which the Company is currently working with have been strategizing as the best way to present these products to ensure their sales are not hindered due to any changes in regulation. As the Company has stated, the mass retailers are working on "creative ways" to display these products; both in the location of displays within the stores and the marketing messages surrounding them, but the risk is there.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Business Overview

MyEzsmokes, Inc. is being launched in October of 2011 to provide High Quality Electronic Cigarettes to People who already smoke cigarettes, offering a much safer alternative delivery system for nicotine. The Electronic Cigarettes are nonflammable electronic atomizing devices that **look like**, **feel like**, and **taste like** a real cigarette. The Electronic Cigarettes provide the same pleasure of smoking a traditional cigarette by providing the nicotine the smokers crave.

There are approximately 300,000,000 people in the United States, with approximately 28% or 84,000,000 of the population classified as active cigarette smokers. Some resources have this number much higher when including;

Pipe Smokers (2%), Cigar Smokers (10%), Social Smokers (5%), & Closet Smokers (5%).

The number one reason people 'hate smokers' is the smell of the burning cigarette. The Smoker smells bad, their clothes smell bad, and their breath smells bad, as well as the health issues associated with second hand smoke.

The health issues related to smoking cigarettes are well known, with approximately 1500 people dying every day or 500,000 people dying every year in smoking related illnesses in the United States alone.

The Electronic Cigarettes we are bringing to Market, delivers the nicotine through atomizing cartridges containing nicotine, and water. This allows the Nicotine to be delivered through the lungs with Water Vapor, eliminating most all the health issues related to smoking a traditional cigarette (Tar, over 4000 Carcinogenic Chemicals). The Electronic Cigarette also eliminates the Smell and Stink and Ash associated with the burning of traditional cigarettes.

The Product we are bringing to Market not only directly addresses the two most important negative issues related to smoking (Health and Smell), see the additional benefits outlined below.

NO	YES
No Smell	Yes Smoke in Restaurant
No Yellow Teeth	Yes Smoke in Bar
No Stained Fingers	Yes Smoke in Hotel
No Bad Breath	Yes Smoke in Car
No Tar	Yes Nicotine
No to 4,000 chemicals	Yes to Saving Money
No to Carcinogens	Yes Cheaper than Patches and Gum
No to Second Hand Smoke	Yes to Smoking while Traveling
No to Tobacco	Yes to Enjoyment
No to Tobacco Laws	Yes to Satisfaction

The Electronic Cigarette Market is in its early stages of development with the core distribution presently on the Internet. The product is new and is just now gaining awareness in the Market and being accepted by smokers as an alternative to their tobacco cigarettes. The Electronic Cigarette Market is estimated to be a $200 million dollar industry in the next year and presents an enormous opportunity for investors looking to be a part of this fast growing sector.

The growth potential in sales is staggering for the Companies that open New Channels of Distribution. The revenues will not only be substantial for the initial orders, the servicing of the Retail Channels and Direct End Users, will provide a continued source of high profit revenues in the providing of the Nicotine Cartridges and New Product Entries into the Market.

Nicotine is a highly addictive drug because it rewires the user's brain. The brain feels bad without the nicotine. Nicotine mimics neurotransmitters that cause the release of dopamine, which is pleasant and feels good.

Once our customer is "rewarded" with our Top of the line delivery systems, when we service that customer effectively we will have a customer for life.

With the Electronic Cigarette being a new product entry in a high growth sector, the initial market penetration is extremely important. With effective branding, distribution, delivery of a high quality product, and customer service, the potential for growth and success of this business is tremendous.

While initial Capital will be important to the successful launch. The success and growth of this business can be achieved with a relatively small amount of up front capital, with the effective use of the monies in initial product purchases, and strategic market and geographical penetration in other than internet sales by both the management and sales teams.

We will compete in the Internet Business Sector, but new and creative distribution opportunities are what will set MyEzsmokes, Inc. apart from our competition in the Electronic Cigarette Market Place. First to new Markets, and Excellent Customer Service will ensure the long term success of MyEzsmokes, Inc.

Company Profile

MyEzsmokes, Inc. is located in San Diego California and is a part of an 11 year old company that has specialized in the Branding, Importing, and Wholesaling of Consumer Products. We are incorporated in the State of Nevada, and carry a Seller's Permit to run our offices in the State of California. We are an Import, Sales, and Marketing Company with the current management having over 30 years of experience in all aspects and levels of bringing consumer products to market from Mass Retail, Internet, Catalog, Specialty Chains, Direct Sales, to the Mom & Pop Shop.

We also have over 20 years of experience in International Business, Buying, Importing, OEM/ Private Label Productions, ensuring timely deliveries and in bringing high quality products to the Consumer Market Place.

Mission Statement

Through Strategic and Creative Market Distribution and Penetration, MyEzsmokes.Inc, will achieve a 5% Market Share, in the projected 200 million dollar a year industry, in it's first five years of operation. Through Effective Consumer Branding, the delivery of the Highest Quality Electronic Cigarette, and in the providing of a High Level of Customer Service, we will grow our market share and ensure a long term source of profitable revenue. Happy and Healthy Customers will ensure Brand Loyalty and life time customers.

Our Goal is to use the collective Intellectual Property we have gained over the last 20 years of Consumer Product Placement, Importing, and Marketing to ensure we achieve a significant market share in Mass Market Distribution Channels.

We will continue to innovate our product assortments, accessories, and will become a Major Player in this exciting Industry.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers

for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Initial Product Entries

A Key to our Success will be what we bring to Market and how we Brand our Entries. We are focusing initially as mentioned above in making the initial purchase of this product as easy and as painless as possible for the end user.

1- One of our initial entries into the Electronic Cigarette Market will be a Disposable Electronic Cigarette that will retail for under $10.00. This Disposable Cigarette will be packaged in a Cigarette Box that will be Merchandised on Point-of-Purchase Displays in Convenience Stores, Food & Drug, and in our Specialty Retailers (Restaurants, Hotels, Casinos and Bars).

The Disposable E-Cig **The Icon Vapor Disposable** will include:
1 Electronic Cigarette
1 Nicotine Cartridges, each Cartridge will have 400 Puffs or equal to 2 packs of tobacco cigarettes

This will be our Key Item and Focus, and all packaging and display material will be branded accordingly.

2- The Second product that we are bringing to Market at the same time as **The Icon Vapor Starter Kit** is a Easy Entry Level Kit. **The Icon Vapor Starter kit** is entry level kit that we want to Retail for under $25.00.

The Icon Vapor Starter Kit will include:
1 Rechargeable Battery
3 Cartomizers
1 USB Charger

This product entry will give the Customer a complete Electronic Cigarette System that can be re-charged and re-used up to 300 times.

3- Nicotine Cartidges

We are bringing to market the Top of the Line one piece Cartomizer delivery system
- a 5 Pack equal to 10 packs of Cigarettes, that will retail for under $15.00.

There will be a variety of Flavors that we will bring to Market, but with the initial entry we will bring in the 2 best selling cartridges: Tobacco, Menthol.

Each of the Cartridges will come in an assortment of Nicotine Strengths:
- High, 24 mg
- Med, 16 mg
- Low, 8 mg
- Zero

The Flavor options are endless and we will bring in additional assortments 3-4 times throughout the year, some of the additional popular flavors are: Virginia Slims, Cappuccino, Orange, Mint, Strawberry, Coffee, Hilton, Cream, Chocolate, Almond, Apple, Camel.

4- We also have three additional Premium Kits that we will bring to Market in the second quarter of 2013:

- **Icon Vapor Cigars,** marketed toward specialty retailers.
- **Icon Vapor Delux Kit,** a more complete kit, one step up from the entry level kit
- **Icon Vapor Gift Box,** a specialized kit great for gifts and seasonal promotions

These will all Retail from $59.99-$79.99, offering Premium Kits with an equal to or better value to the customer than what is currently on the market.

Another Key aspect to the successful launch of the Initial Product Entries will be Quality Control. MyEzsmokes, Inc. will have one opportunity to Capture and Build our Customers. Everything we sell has to work Exactly as advertised, we are selling a High Quality Electronic Cigarette, and the consumer has to be 100% satisfied with their purchase.

The Nicotine levels have to be right, and the Cartridges have to work as advertised, and the Batteries have to hold their charge. We have to ensure we control all aspects of the off shore production and that we deliver to our customers what we say we are delivering.

Branding and Promotional Plans

Product Packaging will have to be right, as it will be our Products face to the Market, and will go a long way in the Branding of the Product and the Company.

Effective Point of Purchase (POP) displays will also be an important variable in the initial Branding, as they will help identify our company and products to the end users.

Promotional Plans will be executed specific to the Barriers to entry we will face with our respective distribution channels, mostly focused on the Re-Fill Cartridges where there are substantial profit margins. Each distribution channel will provide unique challenges and we will gear the promotional plans accordingly.

We will work aggressively with Internet Marketing and Branding, Viral and New Medias, Facebook, Twitter, Blogs, Radio Spots, Impact Video Productions, CD's with Branding, and Professional Presentation Pieces.

Our marketing will also include Social Marketing in Clubs, Bars, and Restaurants providing demonstrations.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

MyEzsmokes Inc. - Electronic Cigarette Industry and Customer Analysis

Market Needs the Electronic Cigarette Provides

The Electronic Cigarette provides a satisfying and safe alternative delivery of Nicotine. This delivery is through the lungs via an atomized water and nicotine cartridge with a device that looks, feels, and tastes like a traditional tobacco cigarette. It provides the customer with an alternative to traditional cigarettes without the negative and health issues associated with the smoking of tobacco products. The product allows the smoker to smoke practically everywhere, while reducing the risks to the smoker's health, and the people around them. The Electronic Cigarette not only saves the smokers health, it also saves them money providing a cheaper and safer alternative to tobacco products. The Electronic Cigarette can also be used as an effective tool to quit or reduce the smoking of tobacco products.

Market Fundamentals

To effectively understand the potential of the Electronic Cigarette Market, it helps to review the Market for both the traditional tobacco cigarette and in Nicotine Replacement Products in the United States Market Place.

As of 2009, there were an estimated **500 Billion Dollars** worth of tobacco cigarettes sold in the United States annually. With the assumption of 80 million smokers in the U.S., each consumer is spending approximately 625 dollars a year on their smoking habit. Each and every person of the 80 Million smokers are our target market, and potential customers of the Electronic Cigarette.

The American Lung Association says cigarette smoking has been identified as the most important source of preventable disease and illness and of premature death worldwide. The stopping or reduction of smoking tobacco products reduces the risks of cancer, stroke, and heart disease to mention a few.

95% of all smokers say they would like to quit, 60% actually try quitting, and it generally takes more than one try and an effective alternative delivery systems of nicotine to achieve success.

Also in 2009 there were an estimated 460 million dollars worth of Nicotine substitutes Imported to the U.S., with an equal amount produced here in the U.S. in Consumer Driven Products as smoking cessation aids. So the stop smoking alternative nicotine systems on the market today account for approximately 1 Billion in annual sales. With the U.S. consumption of these products already 5 times greater than there demand in Europe.

The Electronic Cigarette is again a new and exciting delivery system to this large and dynamic Market Place, providing:

- The Smoker Trying to Quit
- The Smoker wanting a Healthier Alternative to Tobacco Cigarettes
- The Smoker wanting to Save Money
- The Smoker wanting to Smoke and receive Nicotine anywhere without the limitations of the

Tobacco Cigarette

- The Smoker wanting more flavor options
- The Smoker wanting to avoid the No's reviewed in our Executive Summary

A Delivery System of Nicotine that **looks like, tastes like, feels like, and satisfies,** like a traditional tobacco cigarette.

Relative Market Size

The potential Market Size and dollars are really staggering. Though 95% of current smokers are trying to quit, if the Electronic Cigarette Market captures just 1% of the current tobacco cigarette market, we are looking at a customer base of 800,000 users. 800,000 customers buying just one starter kit, and 10 replacement cartridges, is approximately 60 Million dollars in sales with solid gross profit margins.

A 5% penetration brings the numbers to 4 million customers. If each customer buys just one starter and 10 replacement cartridges, which would be a minimal purchase with no repeat business we are looking at 320 million dollars in sales.

MyEzsmokes Inc. Qualifications for Success

As highlighted previously the Management, Contacts and Experience of MyEzsmokes, Inc. puts us in a strong position to achieve substantial market penetration.

We are Familiar with all aspects of Importing, Selling & Distribution of Consumer Products. With effective branding and financing, we will achieve and exceed the goals outlined in our Mission Statement.

Competitive Analysis

Direct Competitors

There are a number of direct competitors in this developing Market.

Some of the major players are;

- NJoy E-Cigarette
- South Beach Smoke
- Smoke Stick
- Direct E-Cig
- Blu Cig
- Xhale02
- Green Smoke
- Gamucci America
- E-Cig Technologies

Though there are quite a few sources for Electronic Cigarettes in the Market already, with some of these businesses having been in operation for a year or so, the FDA is still detaining large shipments of these products at customs during the clearance and has effectively kept all the competition at relatively the same level. Without the ability to import the Electronic Cigarettes in volume they have basically prevented any of the companies from achieving Mass Market Distribution, keeping the door open for achieving shelf space and Market Penetration.

All of these companies are competing in the On-Line Internet Business, and are building their brands and customer base with the end users. Since all the companies are selling Direct via the Internet to consumers across the country, the importance of delivering a quality product with effective marketing is paramount. A good or bad review from actual customers is having a big effect on the Success of these companies via Viral Blog and Internet Marketing Companies.

It is a good assumption that all of our Direct Competitors are gearing up and making headway toward breaking into more of the Mass & Unique Market Distribution that are outlined in our Mission Statement. We can anticipate strong competition highlighting the importance of our initial Product Entries, Branding, Packaging, and Distribution.

Indirect Competitors

The Indirect Competitors are pretty well highlighted in the Industry Analysis. We can anticipate The Cigarette Industry with Billions of dollars in revenue to be a factor in the Electronic Cigarette Industry. All of the Electronic Cigarette Companies are directly targeting their customer base, and with the power of their money and lobby, we can all expect the Electronic Cigarette is already a topic in their board rooms.

It can be assumed their powerful lobbies in Washington, with the tax revenues received to all the Municipalities throughout the country, has something to do with the Slow and Go approach we are seeing from our Federal Government and with what we are seeing with the FDA detainments.

Additionally we are competing with the other Nicotine delivery systems that are already on the market (Nicotine Gums, Patches, and the like).

Competitive Advantage

We have a number of Competitive Advantages, though it should be clear, a key to our success will be the successful and timely launch of our products into the Market Place. This industry is in its infancy, but it is clear to everyone in the market that this business will grow exponentially and in a relatively short period of time once the issues with the FDA are resolved and all the companies in the market can freely import these products without the current restrictions.

As mentioned in the Company Profile, we have been in the business of Designing, Importing and Wholesaling Consumer Products for the last decade, so we have a lot of Intellectual Properties that will ensure we do not stumble out of the blocks.

We also have some solid sales partners that are thoroughly entrenched in the Convenience Store business with Key Contacts with Distributors calling on these stores. This same resource is working with other Mass Market Partners such as Costco. Effective Market Penetration in the C-store market will be a key to our early success.

Our Marketing plan and partners will be very targeted focusing on making the initial purchase to the end user as easy as possible, bringing to Market a disposable product Retailing for under $10.00. Early and deep penetration of this item is Paramount.

Broad distribution and Key Sales personnel focusing on opening doors selling Kiosks in Restaurants, Bars, Hotels, Clubs, Airports, where people gather and can't smoke will also be important.

While we certainly have competition it tells us we are in a growing and exciting business. For the most part this product is extremely new, with the vast majority of customers and consumers still having yet to even hear about an Electronic Cigarette. Our initial and timely steps in this industry in so far as Branding, Distribution, Product Entries, and Customer Service, will determine our success.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its

marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Distribution Plan

The Distribution of our Electronic Cigarettes is where we are expecting to Excel.

We will compete with the current Vendors in the Market on the Internet, but this Vehicle will be more of a Branding and Imaging center and will not be our major source of distribution or revenue.

We will work hard from the start to secure Mass Distribution targeting Distributors and servicing the Convenience Store Chains (7-11 & Circle K) as well as independent C-Stores. In addition to C-Stores we will make efforts to secure business with Club Distribution (Costco, Sam's & BJ's) as well as Mass Discount Chains. We will also introduce a multi level SKU business directly targeting Mass Drug Stores like; Walgreens, Rite-Aid, & CVS.

We will also have Sales Representatives making sales calls and opening distribution directly to;

- Bars
- Restaurants
- Clubs
- Casino's
- Drug Stores
- C-Stores
- Hotel Gift Stores
- Travel Stores
- Airport Gift Shops

Where we will be selling both **The Icon Vapor Disposable** and **The Icon Vapor Starter.** These will both be sold with POP displays that we will ensure are always filled with product. Every account opened will be serviced by the sales representative where we will replenish with both the Product as well as the Nicotine Cartridges. This Direct Marketing will be done in both California and Texas to start off with and will be rolled out nationally in the third quarter of 2012.

We are also looking into Multi Level Marketing Channel partners as a way to effective reach customers in all regions of the country.

Direct Sales and Selling with Key Partners will be our focus, with National Trade Shows being attended toward the third quarter of 2012 through 2013.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 11/27/2012 $300,000.00

As of 11/27/2011 $5,000.00

PROJECTIONS

The summary projections below have been provided by the Company and represent a CAGR of 149.7%.

Pro-Forma
Annual Income Projections

	2012	2013	2014	2015
Revenues (Net Sales)	$709,881	$3,042,385	$6,460,855	$11,050,624
Cost of Revenues	$293,620	$1,159,256	$2,472,529	$4,238,800
Gross Profit	**$416,261**	**$1,883,129**	**$3,988,326**	**$6,811,824**
Gross Profit Margin (%)	***58.6%***	***61.9%***	***61.7%***	***61.6%***
Operating Expenses	$137,482	$511,558	$1,067,768	$1,834,282
G&A	$130,720	$174,230	$292,735	$378,618
Total Operating Expenses	$268,202	$685,788	$1,360,503	$2,212,899
Operating Profit / (Loss)	**$148,059**	**$1,197,341**	**$2,627,822**	**$4,598,924**
Operating Profit Margin (%)	***20.9%***	***39.4%***	***40.7%***	***41.6%***
Other Income (Expense)	$0	$0	$0	$0
Income (Loss) Before Tax	**$148,059**	**$1,197,341**	**$2,627,822**	**$4,598,924**
Income Tax Benefit (Expense)	($51,821)	($419,069)	($919,738)	($1,609,624)
Net Income / (Loss)	**$96,239**	**$778,272**	**$1,708,085**	**$2,989,301**
Net Income Margin (%)	***13.6%***	***25.6%***	***26.4%***	***27.1%***
Net Income / (Loss) per share:				
Basic	$0.00	$0.01	$0.03	$0.05
Diluted	$0.00	$0.01	$0.03	$0.05
Shares:				
Basic	54,611,875	54,611,875	54,611,875	54,611,875
Diluted	56,011,875	58,011,875	58,011,875	58,011,875

Source: Financials and Sales Projections 2012, 2013, 2014, 2014
Assumes: Current Placement at $0.50
Assumes: 100% Warrant Coverage @ $0.50 with Conversion in 2013

The Company anticipates that majority of sales (90% in year 1) will be centered on the penetration of the mass- market with a split between both Company branded (ICON Vapor) and private label products. As a result, the Company anticipates having residual orders from each customer for product POP and cartomizer refills. As indicated above, the Company has actively started a sales campaign that includes targeting of the accounts listed below. While the Company does not anticipate closing all of them, they believe that they will close enough to meet or exceed their sales projections inclusive of the residual business. The mass-market distribution channels that are current in discussions include:

- CDC (Chain Drug Store Consortium) – 1,200 doors in Southeast (Company anticipates a deal will close by mid September)

- Chantix Canadian Distributor – Carries 80% of US products to the Canadian Market (Company anticipates a deal will close by end of September)
- CDMA (Chain Drug Store Association for Regional Drug Retailers) – 1,500 doors
- Value Merchandisers
- Family Dollar
- Dollar General
- CVS
- Rite Aid
- K-Mart
- TOPCO – 5,000 doors
- AAFES (Army Airforce Exchange)
- Target

Additionally, the Company intends to begin an Internet campaign in 2013, which will grow over time and has the potential to be a profitable source of revenues, as the majority of the current products in the market are sold on-line.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Management Team Members
Daniel Balsiger- President and CEO
Benny Cheung- Off Shore Sourcing Management
Vice President Sales – Vince Nelson
Key Account Manager C-Stores, Clubs (Costco-Sam's-BJ's) & Mass- Vince Nelson

Regional Field Sales
Texas- Michael Klepper, Independent Sales Representative
California- David Mason, Independent Sales Representative
Hawaii- Andree Paradis, Independent Sales Representative
Las Vegas- Don Adams, Independent Sales Representative

Board of Directors
Daniel Balsiger
Michael Klepper
Morgan Scudi

Currently the Company has no agreements in place.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company Leases a 1300 S/f multi use office and warehouse that can warehouse up to 2 million dollars of wholesale inventory and consisting of 3 offices and a warehouse space capable of servicing the requirements presented by our Mass Retail customer base.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

MANUFACTURING / DISTRIBUTION

The Company is presently working with two of the major factories in China producing this product, Eson Technologies, Ltd. and Kimree. However, through management's relationships, the Company has a resource base and basic relationships with 4 manufacturers to use in the event that ramp up of inventory is required and production time becomes an issue. It should be noted that the Company uses these manufacturer due to their extensive quality, quality control, and manufacturing capabilities. As such, many of the Company's competitors including Blu, NJoy, and Square to name a few, use the same manufacturers to develop their competing eCigs.

At this moment, the Company does not have any major distribution channels in place. However, the Company has added Vince Nelson to their management team, who has an excess of 30 years experience in the placement of consumer goods in major mass-market retail distribution channels, with a specific focus on food and drug stores. Mr. Nelson has a team of 25 sales personnel that are responsible for introducing the ICON Vapor line of products to the general public via mass-market distribution. A list of potential customers can be found below in the "Projections" section. While the Company does not anticipate to close all the contracts outlined below, they feel very confident that they will close at least a few, with major headway taken place with CDC and Chantix.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Laws governing the use and sale of eCigs as well as the accompanying liquid solutions have not been outlined by a uniform governing body for the general public and therefore currently vary by region. Concerns have been raised by anti-smoking groups that use of the device still might carry health risks and that it could appeal to non-smokers, especially children, due to its novelty, flavorings, and possibly overstated claims of safety, however, as flavored tobacco cigarettes (except menthol) have been banned in the US (September 2009 FDA's 'Family Smoking Prevention and Tobacco Control Act') and roll-your-own (RYO) products are seeing massive increases in taxes (e.g., Iowa), electronic cigarettes remain a viable alternative to tobacco for many Americans.

The FDA has attempted to regulate eCigs under the Food, Drug, and Cosmetic Act (FDCA) whereby eCigs are to be classified as a drug delivery system and therefore, subject to quantity control in the US via blocking importation. In a January 2010 ruling, Federal District Court Judge Richard J. Leon overruled FDA governance under the FDCA citing that "the devices should be regulated as tobacco products rather than drug or medical products." As part of the ruling, Judge Leon ordered the FDA to stop blocking the importation of eCigs from China and indicated that the devices should be regulated as tobacco products rather than drug or medical devices.

In March 2010, a US Court of Appeal stayed the injunction pending an appeal, during which the FDA argued the right to regulate eCigs based on their previous ability to regulate nicotine replacement therapies such as nicotine gum or patches. Further, the agency argued that tobacco legislation enacted the previous year "expressly excludes from the definition of 'tobacco product' any article that is a drug, device or combination product under the FDCA, and provides that such articles shall be subject to regulation under the pre-existing FDCA provisions." In any event, in December 2010, the appeals court ruled against the FDA ruling that the FDA can only regulate eCigs as tobacco products, and thus cannot block their import. Additionally, the judges ruled that such devices would only be subject to drug legislation if they were to be marketed for therapeutic use, which eCig manufacturers had successfully proven to not be the case as they are intended to target smokers and not at those seeking to quit. In January 2011, the District of Columbia Circuit appeals court declined to review the decision blocking the products from FDA regulation as medical devices.

As previously mentioned, the laws governing the sale and use of eCigs currently vary by region. While the sale of eCigs to minors is generally banned across all states, the rules governing the sale of eCigs in addition to those governing the use in public areas can differ from county to county. Finally, according to the Department of Transportation, the FAA's ban on smoking cigarettes on a commercial aircraft extends to the use of eCigs, with the DOT expected to "amend the existing general regulatory language" to explicitly prohibit this practice. Furthermore, airlines are permitted to establish their own restrictive policies as they relate to the use of eCigs in flight.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The presently has two wholly owned subsidiaries, Fashion Handbags, Inc. and MyEzsmokes, Co. The attached Financial Statements include the wholly owned subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

On April 8, 2011 the Company which was formerly known as Xero Mobile, acquired two enterprises pursuant to a share exchange agreement for 90,000,000 shares. The acquisition was treated as a reverse merger as the acquired companies, MyEZSMOKES and Fashion Handbags became the operating entities and the accounting treatment, referred to as "as if pooling" resulted in the stock issuance valued at par and charged to additional paid in capital At the time of the merger Xero Mobile changed its name to MY EZSMOKES, INC. and Fashion Handbags Inc. and My Ezsmokes, Co. became wholly owned subsidiaries.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The Key Operational processes of Designing, Importing, Packaging, Sales, and Distribution will be run out of our San Diego Offices.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Completion of Packaging for Initial Product Entries	Completed	
Securing of Initial Capital	Completed	
Sales Samples and Presentation Materials	Completed	
Placement of and Shipping of Initial Products	Completed	
Shipment of Product Fulfilling our initial Deliveries	Completed	
Opening First Core Distribution Channel	Pending	12 months
Opening of each of our Target Distribution Channels within 12 months of Funding	Pending	12 months
1,000th order Fulfilled or Customer Opened orders	Currently have fulfilled 300	12 months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

MyEZsmokes, Inc., feels extremely confident that with the receipt of proper intial funding through this placement that all core Milestones will be achieved. It is imperative that we achieve the required distribution throughout 2013 & 2014 to ensure long term success in this industry. The industry as a whole is still in it's infancy so there is sufficient room in the industry for us to react and alter our marketing strategy if our current to market plans are not successful.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total **$(51,648) ($(0.00)** per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	Not Applicable* (price/earnings multiple)

* The Company reported no profits.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$(39,590) ($(0.001) per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Offering price per share is based on current closing market price.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Date of Sale or Issuance	Nature and Amount of Securities Sold or Issued	Number of persons to whom they were sold or issued	Relationship of persons to the Company at the time of sale or issuance	Price at which the securities were sold or issued	Description of non-cash consideration, if any
Various	Common stock 293,000 shares	4 persons	None.	$.60	Cash
3/1/2012	Common stock 250,000 shares	1 Corporation	None.	$.65	Marketing Services Rendered
09/21/2012	Common stock 125,000 shares	1 person	None.	$.65	Consulting Services Rendered

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: TBD% If the minimum is sold: TBD%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: TBD. If the minimum is sold: TBD

* approximate as offering will be at the current market price at the time of execution.

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be zero. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ 0.00.

USE OF PROCEEDS

9. **(a) The following table sets forth the use of the proceeds from this offering:**

		If Minimum Sold Amount %		If Maximum Sold Amount %
Total Proceeds	$	500,000.00	$	1,000,000.00
Less: Offering Expenses				
Commission and Finder Fee		50,000.00		100,000.00
Legal and Accounting		15,000.00		15,000.00
Net Proceeds from Offering		435,000.00		885,000.00
Use of Net Proceeds				
Marketing		75,000.00		150,000.00
Working Capital		360,000.00		735,000.00
Total Use of Net Proceeds		00.00		00.00

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The expenditures are listing in order of priority.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No material amounts of funds, either contingent or otherwise, are expected from any other sources to be used in conjunction with the net proceeds of this offering

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

None of the net proceeds will be used to discharge any indebtedness other than expenses incurred directly in connection with the issuance of this offering. See the "USE OF PROCEEDS" table at Item 9 (a) for details.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

None of the net proceeds is expected to be used to acquire assets, other than in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

None of the net proceeds is expected to be used to reimburse any officer, director, employee or member (stockholder) for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

MyEZsmokes, Inc. does not anticipate having or anticipates having within the next 12 months any cash flow or liquidity problems and is not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. MyEZsmokes, Inc. has no significant amount of the trade payables that have not been paid within the stated trade term and is current with all vendors. MyEZsmokes, Inc. is not subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If the Company obtains the maximum proceeds from this offering and fully implements its planned sales and marketing initiative without generating any sales proceeds it would fully utilize its cash within thirty six (36) months of operations. If the Company obtains the minimum proceeds from this offering and a scaled down sales and marketing plan were implemented the Company would likely also fully utilize its cash within twenty four (24) months of operations.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

		Amount Outstanding	
	As of: 9/30/2012	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Short-term debt (average interest rate 3.25%)	87,901	87,901	87,901
Short-term debt (average interest rate 0%)	190,834	190,834	190,834
Long-term debt	-	-	-
Total debt	278,735	278,735	278,735
Stockholders equity (deficit):			
Preferred Stock	-		-

Common Stock	38,230	TBD	TBD
Additional paid in capital	662,798	TBD	TBD
Retained earnings (deficit)	(740,618)	TBD	TBD
Total stockholders equity (deficit)	(39,590)	TBD	TBD
Total Capitalization	239,145	TBD	TBD

Number of preferred shares authorized: 10,000,000
Par of stated value per share, if any: $0.001

Number of common shares authorized: 500,000,000
Par of stated value per share, if any: $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: Not applicable.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ] Other:

15. These securities have:
Yes No
[X] [ ] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences
(specify):______________________________________
Explain:

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula. N/A
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: Not Applicable

(1) What is the interest rate? __%
If interest rate is variable or multiple rates, describe:

(2) What is the maturity date? Not applicable.

If serial maturity dates, describe:

(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe:

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee: Not applicable

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices:

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe:

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0.00

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0.00

How much indebtedness is junior (subordinated) to the securities? $ 0.00

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

	Last Fiscal Year Actual	**Proforma Minimum**	**Proforma Maximum**
"Earnings" / "Fixed Charges"			
If no earnings show "Fixed Charges" only			

18. If securities are Preference or Preferred stock: Not Applicable

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No

Explain:

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not applicable.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis:

$(352,977)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: Not applicable.
Address: ______________________
____
Telephone No. ______________________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Not applicable.
Address: ______________________
____
Telephone No. ______________________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Name: Not applicable.______________
Address: ____________________________

____

Telephone No. ____________________________

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The vast majority of the restricted shares are being held by the CEO and will remain restricted.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not made any distributions, paid any dividends or redeemed any of its securities since inception through the date of this filing.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title: Chief Executive Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road, Suite 39-C1, San Diego, CA 92121
Telephone No: (858) 509-2783

Biographical information: Daniel Balsiger Graduated San Diego State University in 1987 with a Bachelor of Science Degree in Business, with emphasis in Marketing. District Sales Manager for the Noxell Corporation, 1987-1990 Director of Off Shore Production and Sourcing for Beebas Creations Managing a 25 Million Consumer Apparel Division, 1990-1993 Directory of Purchasing for the Betesh Group in New York, NY 1993-1999, Managing a 40 million Dollar Division Servicing Mass Marketing Retailers including Wal-Mart, K-mart & Target. Since 2000, Mr. Balsiger has served as President and CEO of Fashion Handbags, Inc., managing all areas of Corporation from Purchasing to Sales

Education (degrees, schools, and dates):

Bachelor of Science Degree in Business Administration, Emphasis is Marketing, San Diego State University, 1987

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer:

Title: Chief Operating Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road,Suite 39 C-1, San Diego, CA 92121
Telephone No: (858) 509-2783

Biographical information: Daniel Balsiger Graduated San Diego State University in 1987 with a Bachelor of Science Degree in Business, with emphasis in Marketing. District Sales Manager for the Noxell Corporation, 1987-1990 Director of Off Shore Production and Sourcing for Beebas Creations Managing a 25 Million Consumer Apparel Division, 1990-1993 Directory of Purchasing for the Betesh Group in New York, NY 1993-1999, Managing a 40 million Dollar Division Servicing Mass Marketing Retailers including Wal-Mart, K-mart & Target. Since 2000, Mr. Balsiger has served as President and CEO of Fashion Handbags, Inc., managing all areas of Corporation from Purchasing to Sales

Education (degrees, schools, and dates):
Bachelor of Science Degree in Business Administration, Emphasis is Marketing, San Diego State University, 1987

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

31. Chief Financial Officer:

Title: Chief Financial Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road, Suite 39 C-1, San Diego, CA 92121
Telephone No: (858) 509-2783

Biographical information: Daniel Balsiger Graduated San Diego State University in 1987 with a Bachelor of Science Degree in Business, with emphasis in Marketing. District Sales Manager for the Noxell Corporation, 1987-1990 Director of Off Shore Production and Sourcing for Beebas Creations Managing a 25 Million Consumer Apparel Division, 1990-1993 Directory of Purchasing for the Betesh Group in New York, NY 1993-1999, Managing a 40 million Dollar Division Servicing Mass Marketing Retailers including Wal-Mart, K-mart & Target. Since 2000, Mr. Balsiger has served as President and CEO of Fashion Handbags, Inc., managing all areas of Corporation from Purchasing to Sales

Education (degrees, schools, and dates): San Diego State University in 1987 with a Bachelor of Science Degree in Business, with emphasis in Marketing.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

32. Other Key Personnel:

Title: Director of Sales and Marketing, North America
Name: Vince Nelson
Age: 70
Office Street Address:
11839 Sorrento Valley Road, Suite 39 C-1, San Diego, CA 92121
Telephone No: 858.509.2783

Also a Director of the Company [ ] Yes [x] No

DIRECTORS OF THE COMPANY

33. Number of Directors: 3

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Morgan Scudi
Age: 62
Office Street Address: 5440 Morehouse Drive, Suite 4400, San Diego, CA 92117
Telephone No: (858) 558-4401

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Mr. Scudi has 25 years experience serving as Managing Partner in Corporate Law. During the past five years he has served as a Partner of Scudi, Johnson & Ayers, LLP.

Education (degrees, schools, and dates): The American University Washington D.C. J.D. Law, The University of Tennessee, B.S. Agricultural Economics, M.S. Agricultural Economics (1990)

(B) Name: Michael J. Klepper
Age: 49
Office Street Address: 5403 Birch Court, Colleyville, TX 76034
Telephone No: (817) 269-4773

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Mike Klepper brings over 20 years of retail operations, sales, and marketing experience. He has extensive knowledge of all areas related to retail sales, including both variable and fixed operations. Having been successful in the implementation and management of sales processes, he has been a top achiever his entire career.

Education (degrees, schools, and dates): Bachelor's degree in Marketing from San Diego State University, 1987

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not Applicable.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

No key man life insurance policies exist on any of the Company's Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Neither the Company nor any of its Officers, Directors or key personnel has ever filed a petition under the Bankruptcy Act.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name and Address	Number of Shares Beneficially Owned	Class	Percentage of Class (1)
Daniel W. Balsiger President and Director	12,700,000	Common	33%
Michael J. Klepper Secretary and Director	0	Common	0 %
Morgan JC Scudi Director	0	Common	0 %
All directors and executive officers (3 persons)	12,700,000	Common	33%

1) The above percentages are based on 38,229,875 shares of common stock outstanding as of the date of this Offering.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 12,700,000 shares (33% of total outstanding)

After offering:

a) Assuming minimum securities sold: 12,700,000 shares
(TBD % of total outstanding)

b) Assuming maximum securities sold: 12,700,000 shares
(TBD% of total outstanding)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not Applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None- Not Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ -	$ -
Chief Financial Officer	-	-
Chief Accounting Officer	-	-
Key Personnel:		
None.		
Others:		
None.		
Total:	$ 0.00	$ 0.00
Directors as a group (number of persons 3)	$ 0.00	$ 0.00

(b) If remuneration is expected to change or has been unpaid in prior years, explain: (Not Applicable)

(c) If any employment agreements exist or are contemplated, describe:

All employees for the next fiscal year will be set up on Independent Positions fully 1099, no formal contracts will be engaged or are planned until the company is seeing sustained profits.

All Independent sales and consulting positions are required to sign extensive Non-Disclosure and Non Liability clauses.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: None shares (0.00% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: Not Applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: Not Applicable.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. Not Applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor: Not Applicable
Address:
Telephone No:

THE DISCUSSIONS ABOVE OF THE ENTITY'S TAX STATUS AND YOUR POTENTIAL TAX TREATMENT AS OF CONSEQENCE OF ACQUIRING AN OWNERSHIP INTEREST IN MYEZSMOKES, INC. ARE GENERAL IN NATURE AND CANNOT BE RELIED UPON TO DETERMINE THE TAX RAMIFICATIONS OF YOUR OWNERSHIP TO YOU. ALL POTENTIAL INSVESTORS ARE STRONGLY ENCOURAGED TO SEEK TAX ADVISE FROM THEIR OWN ADVISOR AND NOT TO RELY ON ANY REPRESENTATIONS MADE IN THIS OFFERING.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Management is not aware of any other material factors which should be disclosed to ensure this filing is complete and not misleading.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A:

MY EZSMOKES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(UNAUDITED)

MY EZSMOKES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30, 2012	December 31, 2011
Assets:		
Current Assets		
Cash and Cash Equivalents	$ 165,956	$ 5,621
Accounts Receivable	6,199	7,248
Inventory	28,738	37,055
Prepaid Compensation	185,875	-
Total Current Assets	386,768	49,924
Fixed Assets-net	873	6,917
Total Assets	$ 387,641	$ 56,841
Liabilities and Stockholders' Deficit:		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 148,496	$ 161,535
Convertible Notes Payable	59,000	59,000
Notes Payable-Short Term-Related Party	219,735	139,696
Total Current Liabilities	427,231	360,231
Long Term Debt	-	5,010
Total Liabilities	427,231	365,241
Stockholders' Equity:		
Preferred Stock, Par value $0.001, Authorized 10,000,000 shares Issued 0 shares at September 30, 2012 and December 31, 2011, respectively.	-	-
Common Stock, Par value $0.001, Authorized 500,000,000 shares Issued 38,229,875 and 114,861,875 at September 30, 2012 and December 31, 2011, respectively.	38,230	114,862
Paid-In Capital	662,798	(27,594)
Accumulated Deficit	(740,618)	(395,668)
Total Stockholders' Equity	(39,590)	(308,400)

Total Liabilities and Stockholders' Equity	$ 387,641	$ 56,841

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
CONSOLIDATD STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2012	2011	2012	2011
Revenues	$ 2,789	$ 2,611	$ 19,238	$ 27,72
Costs of Services	1,471	-	9,647	19,32
Gross Margin	1,318	2,611	9,591	8,40
Expenses				
Professional Fees	4,451	-	12,476	
General and Administrative	111,099	5,275	149,143	50,91
Operating Expenses	115,550	5,275	161,619	50,91
Operating Income (Loss)	(114,232)	(2,664)	(152,028)	(42,513
Other Income (Expense)				
Interest, Net	(192,460)	(417)	(192,922)	(3,031
Net Loss Before Taxes	(306,692)	(3,081)	(344,950)	(45,544
Income and Franchise Tax	-	-	-	
Net Loss	$ (306,692)	$ (3,081)	$ (344,950)	$ (45,544
Loss per Share, Basic & Diluted	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.0(
Weighted Average Shares Outstanding	38,166,568	125,249,368	62,078,908	83,499,57

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

JANUARY 1, 2010 TO SEPTEMBER 30, 2012

(UNAUDITED)

	Common Shares	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance January 1, 2010	861,875	$ 862	$ 1,000	$ (273,827)	$ (271,965)
Loss for the Year	-	-	-	(70,193)	(70,193)
Balance at December 31, 2010	861,875	862	1,000	(344,020)	(342,158)
Shares issued for merger	90,000,000	90,000	(90,000)	-	-
Debt forgiveness of $25,000	-	-	25,000	-	25,000
Shares issued for debt reduction	24,000,000	24,000	36,406	-	60,406
Net loss for the Year	-	-	-	(51,648)	(51,648)
Balance at December 31, 2011	114,861,875	114,862	(27,594)	(395,668)	(308,400)
Shares issued for cash	293,000	293	367,217		367,510
Shares issued for services	375,000	375	245,875	-	246,250
Cancellation of shares	(77,300,000)	(77,300)	77,300	-	-
Net loss for nine months ended					-
September 30, 2012	-	-	-	(344,950)	(344,950)
Balance at September 30, 2012	38,229,875	$38,230	$662,798	$(740,618)	$(39,590)

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended September 30, 2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss for the Period	$ (344,950)	$ (45,544)
Stock Issued and Financing Costs	437,960	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and Amortization	6,044	5,249
Changes in Operating Assets and Liabilities		
Decrease (Increase) in Accounts Receivable	1,049	28,419
(Increase) Decrease in Prepaids	(185,875)	403
Increase (Decrease) in Accounts Payable	(13,039)	(31,105)
(Increase) Decrease in Inventory	8,317	17,931
Net Cash Used in Operating Activities	(90,494)	(24,647)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net cash provided by Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common Stock issued for cash	175,800	-
Proceeds from Loans	98,380	5,500
Payments on Loans	(23,351)	(1,965)
Net Cash Provided by Financing Activities	250,829	3,585
Net (Decrease) Increase in Cash	160,335	(21,062)
Cash at Beginning of Period	5,621	24,872
Cash at End of Period	$ 165,956	$ 3,810
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
`Interest	$ -	$ -
Franchise and Income Taxes	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Accounts Payable Satisfied through Contributed Capital and Property and Equipment	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
UNAUDITED

NOTE 1 – ORGANIZATION

MY EZSMOKES, INC ("the Company) was originally incorporated under the laws of the state of Nevada. On April 3, 2006 the Company changed its name to Xero Mobile and then in April 2011 to MYEZSMOKES, INC. The Company specializes in the manufacture of a smoke free cigarette.

The Company consists of itself and two wholly owned subsidiaries, Fashion Handbags, Inc.,(FHI) which was incorporated in August of 1997 under the laws of the State of Nevada. FHI specializes in the developing, manufacturing and marketing of contemporary specialty bags. The company is located in Southern California. The second subsidiary MyEzsmokes, Co was organized in 2009. Its main business as described above is the manufacture of smoke free cigarettes.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The Company consolidates its accounts with its 100% owned subsidiary's FHI and MyEzsmokes, Co. All intercompany transactions have been eliminated.

Unaudited Interim Financial Information

The accompanying statements of operations for the nine months ended September 30, 2012 and 2011, statement of owner's equity for the nine months ended September 30, 2012, and statements of cash flows for the nine months ended September 30, 2012 and 2011, are unaudited. These unaudited interim financial statements have been prepared in accordance with accounting principles accepted in the United States of America ("GAAP"). In the opinion of the company's management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and included all adjustments necessary for the fair presentation of the company's statement of financial position at September 30, 2012 and its results of operations and its cash flows for the nine months ended September 30, 2012 and 2011. The results for the nine months ended September 30, 2012, are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2012.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Calendar year end

The Company elected December 31st as its year end upon its formation.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customers ability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debts based on historical experience. The company has established a reserve of $15,000 per year.

Inventory

The Company's inventory consists of finished product valued under the FIFO method, stated and the lower of cost or market value.

Fixed Assets

The Company records its fixed assets at cost and recognizes depreciation over the straight line method with asset lives of between 5 and 7 years.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company's financial assets and liabilities, such as cash, prepaid expenses and accrued expenses, approximates their fair value because of the short maturity of the instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at September 30, 2012; no gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the period from January 1, 2011 through September 30, 2012.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Stock-based compensation for obtaining employee services

The Company accounts for equity instruments issued to parties other than employees for acquiring goods or services under guidance of section 505-50-30 of the FASB Accounting Standards Codification. Pursuant to paragraph 718-10-30-6 of the FASB Accounting Standards Codification, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

- The Company uses historical data to estimate employee termination behavior. The expected life of options granted is derived from paragraph 718-10-S99-1 of the FASB Accounting Standards Codification and represents the period of time the options are expected to be outstanding.

- The expected volatility is based on a combination of the historical volatility of the comparable companies' stock over the contractual life of the options.

- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

- The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income and Comprehensive Income in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25") with regards to uncertainty income taxes. Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Net income (loss)per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by

MY EZSMOKES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30, 2012	December 31, 2011
Assets:		
Current Assets		
Cash and Cash Equivalents	$ 165,956	$ 5,621
Accounts Receivable	6,199	7,248
Inventory	28,738	37,055
Prepaid Compensation	185,875	-
Total Current Assets	386,768	49,924
Fixed Assets-net	873	6,917
Total Assets	$ 387,641	$ 56,841
Liabilities and Stockholders' Deficit:		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 148,496	$ 161,535
Convertible Notes Payable	59,000	59,000
Notes Payable-Short Term-Related Party	219,735	139,696
Total Current Liabilities	427,231	360,231
Long Term Debt	-	5,010
Total Liabilities	427,231	365,241
Stockholders' Equity:		
Preferred Stock, Par value $0.001, Authorized 10,000,000 shares Issued 0 shares at September 30, 2012 and December 31, 2011, respectively.	-	-
Common Stock, Par value $0.001, Authorized 500,000,000 shares Issued 38,229,875 and 114,861,875 at September 30, 2012 and December 31, 2011, respectively.	38,230	114,862
Paid-In Capital	662,798	(27,594)
Accumulated Deficit	(740,618)	(395,668)
Total Stockholders' Equity	(39,590)	(308,400)

Total Liabilities and Stockholders' Equity	$ 387,641	$ 56,841

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
CONSOLIDATD STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2012	2011	2012	2011
Revenues	$ 2,789	$ 2,611	$ 19,238	$ 27,72
Costs of Services	1,471	-	9,647	19,32
Gross Margin	1,318	2,611	9,591	8,40
Expenses				
Professional Fees	4,451	-	12,476	
General and Administrative	111,099	5,275	149,143	50,91
Operating Expenses	115,550	5,275	161,619	50,91
Operating Income (Loss)	(114,232)	(2,664)	(152,028)	(42,513
Other Income (Expense)				
Interest, Net	(192,460)	(417)	(192,922)	(3,031
Net Loss Before Taxes	(306,692)	(3,081)	(344,950)	(45,544
Income and Franchise Tax	-	-	-	
Net Loss	$ (306,692)	$ (3,081)	$ (344,950)	$ (45,544
Loss per Share, Basic & Diluted	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.0(
Weighted Average Shares Outstanding	38,166,568	125,249,368	62,078,908	83,499,57

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

JANUARY 1, 2010 TO SEPTEMBER 30, 2012

(UNAUDITED)

	Common Shares	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance January 1, 2010	861,875	$ 862	$ 1,000	$ (273,827)	$ (271,965)
Loss for the Year	-	-	-	(70,193)	(70,193)
Balance at December 31, 2010	861,875	862	1,000	(344,020)	(342,158)
Shares issued for merger	90,000,000	90,000	(90,000)	-	-
Debt forgiveness of $25,000	-	-	25,000	-	25,000
Shares issued for debt reduction	24,000,000	24,000	36,406	-	60,406
Net loss for the Year	-	-	-	(51,648)	(51,648)
Balance at December 31, 2011	114,861,875	114,862	(27,594)	(395,668)	(308,400)
Shares issued for cash	293,000	293	367,217		367,510
Shares issued for services	375,000	375	245,875	-	246,250
Cancellation of shares	(77,300,000)	(77,300)	77,300	-	-
Net loss for nine months ended					-
September 30, 2012	-	-	-	(344,950)	(344,950)
Balance at September 30, 2012	38,229,875	$38,230	$662,798	$(740,618)	$(39,590)

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended September 30, 2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss for the Period	$ (344,950)	$ (45,544)
Stock Issued and Financing Costs	437,960	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and Amortization	6,044	5,249
Changes in Operating Assets and Liabilities		
Decrease (Increase) in Accounts Receivable	1,049	28,419
(Increase) Decrease in Prepaids	(185,875)	403
Increase (Decrease) in Accounts Payable	(13,039)	(31,105)
(Increase) Decrease in Inventory	8,317	17,931
Net Cash Used in Operating Activities	(90,494)	(24,647)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net cash provided by Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common Stock issued for cash	175,800	-
Proceeds from Loans	98,380	5,500
Payments on Loans	(23,351)	(1,965)
Net Cash Provided by Financing Activities	250,829	3,585
Net (Decrease) Increase in Cash	160,335	(21,062)
Cash at Beginning of Period	5,621	24,872
Cash at End of Period	$ 165,956	$ 3,810
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
`Interest	$ -	$ -
Franchise and Income Taxes	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Accounts Payable Satisfied through Contributed Capital and Property and Equipment	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
UNAUDITED

NOTE 1 – ORGANIZATION

MY EZSMOKES, INC ("the Company) was originally incorporated under the laws of the state of Nevada. On April 3, 2006 the Company changed its name to Xero Mobile and then in April 2011 to MYEZSMOKES, INC. The Company specializes in the manufacture of a smoke free cigarette.

The Company consists of itself and two wholly owned subsidiaries, Fashion Handbags, Inc.,(FHI) which was incorporated in August of 1997 under the laws of the State of Nevada. FHI specializes in the developing, manufacturing and marketing of contemporary specialty bags. The company is located in Southern California. The second subsidiary MyEzsmokes, Co was organized in 2009. Its main business as described above is the manufacture of smoke free cigarettes.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The Company consolidates its accounts with its 100% owned subsidiary's FHI and MyEzsmokes, Co. All intercompany transactions have been eliminated.

Unaudited Interim Financial Information

The accompanying statements of operations for the nine months ended September 30, 2012 and 2011, statement of owner's equity for the nine months ended September 30, 2012, and statements of cash flows for the nine months ended September 30, 2012 and 2011, are unaudited. These unaudited interim financial statements have been prepared in accordance with accounting principles accepted in the United States of America ("GAAP"). In the opinion of the company's management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and included all adjustments necessary for the fair presentation of the company's statement of financial position at September 30, 2012 and its results of operations and its cash flows for the nine months ended September 30, 2012 and 2011. The results for the nine months ended September 30, 2012, are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2012.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Calendar year end

The Company elected December 31st as its year end upon its formation.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customers ability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debts based on historical experience. The company has established a reserve of $15,000 per year.

Inventory

The Company's inventory consists of finished product valued under the FIFO method, stated and the lower of cost or market value.

Fixed Assets

The Company records its fixed assets at cost and recognizes depreciation over the straight line method with asset lives of between 5 and 7 years.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company's financial assets and liabilities, such as cash, prepaid expenses and accrued expenses, approximates their fair value because of the short maturity of the instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at September 30, 2012; no gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the period from January 1, 2011 through September 30, 2012.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Stock-based compensation for obtaining employee services

The Company accounts for equity instruments issued to parties other than employees for acquiring goods or services under guidance of section 505-50-30 of the FASB Accounting Standards Codification. Pursuant to paragraph 718-10-30-6 of the FASB Accounting Standards Codification, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

- The Company uses historical data to estimate employee termination behavior. The expected life of options granted is derived from paragraph 718-10-S99-1 of the FASB Accounting Standards Codification and represents the period of time the options are expected to be outstanding.

- The expected volatility is based on a combination of the historical volatility of the comparable companies' stock over the contractual life of the options.

- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

- The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income and Comprehensive Income in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25") with regards to uncertainty income taxes. Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Net income (loss)per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period pursuant to paragraph 830-230-45-1 of the FASB Accounting Standards Codification.

Subsequent events

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued. Pursuant to ASU 2010-09 of the FASB Accounting Standards Codification, the Company as an eventual SEC filer considers its financial statements issued when they are widely distributed to users, such as through filing them on EDGAR.

Recently issued accounting pronouncements

On December 26, 2011, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – *Improving Disclosures about Fair Value Measurements*. This ASU affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements under FASB ASC Topic 820, originally issued as FASB Statement No. 157, Fair Value Measurements. The ASU requires certain new disclosures and clarifies two existing disclosure requirements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

On December 26, 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) – *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This ASU supersedes most of the guidance in Topic 820, although many of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. In addition, certain amendments in ASU 2011-04 change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments in ASU 2011-04 are effective for public entities for interim and annual periods beginning after December 15, 2011.

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-06 *"Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements"*, which provides amendments to Subtopic 820-10 that requires new disclosures as follows:

1. Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.
2. Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present

separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows:

1. Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.
2. Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from *major categories* of assets to *classes* of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In April 2010, the FASB issued ASU No. 2010-13, *"Compensation—Stock Compensation (Topic 718):Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades" ("ASU 2010-13").* This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.

In August 2010, the FASB issued ASU 2010-21, *"Accounting for Technical Amendments to Various SEC Rules and Schedules:Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies"* ("ASU 2010-21"), was issued to conform the SEC's reporting requirements to the terminology and provisions in *ASC 805, Business Combinations*, and in *ASC 810-10, Consolidation*.ASU No. 2010-21 was issued to reflect SEC Release No. 33-9026, "Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies," which was effective April 23, 2009. The ASU also proposes additions or modifications to the XBRL taxonomy as a result of the amendments in the update.

In August 2010, the FASB issued ASU 2010-22, *"Accounting for Various Topics: Technical Corrections to SEC Paragraphs"* ("ASU 2010-22"), which amends various SEC paragraphs based on external comments received and the issuance of SEC Staff Accounting Bulletin (SAB) No. 112, which amends or rescinds portions of certain SAB topics. The topics affected include reporting of inventories in condensed financial statements for Form 10-Q, debt issue costs in conjunction with a business combination, sales of stock by subsidiary, gain recognition on sales of business, business combinations prior to an initial public offering, loss contingent and liability assumed in business combination, divestitures, and oil and gas exchange offers.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-28 *"Intangibles—Goodwill and Other (Topic 350):When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"("ASU 2010-28").* Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount ofgoodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-29 *"Business Combinations (Topic 805):Disclosure of Supplementary Pro Forma Information for Business Combinations"("ASU 2010-29").* ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 -GOING CONCERN

As reflected in the accompanying financial statements, the Company had a retained deficit of $39,590 at September 30, 2012 and had a net loss of $344,950 for the nine months ended September 30, 2012.

Management intends to raise additional funds now that it has merged thru a private placement or thru the public process. Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in the viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate funds

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – FIXED ASSETS

At September 30, 2012 and December 31, 2011the Company has the following fixed assets:

	September 30, 2012	December 31, 2011
Auto	$ 34,068	$ 4,068
Computers and Fixtures	9,027	9,027
Total	43,095	43,095
Less Accumulated Depreciation	(42,222)	(36,178)
Net book value	$ 873	$ 6,917

Depreciation for the nine months ended September 30, 2012 and 2011 was $6,049 and $5,249 respectively. Depreciation for the year ended December 31, 2011 was $6,987.

NOTE 5 – NOTES PAYABLE-SHORT TERM /LONG TERM DEBT

The Company has the following debt:

	September 30, 2012	December 31, 2011
Notes Payable to an individual, originating in 2012 without interest, payable on demand	$ 90,414	$ -
Notes Payable to individuals, originating in 2011 without interest payable on demand	41,420	48,041
Credit line payable to a Bank, total line of $5,000 interest at 14/80%,due on demand	-	2,162
Credit line payable to a Bank, total line of $150,000 interest at 3.25%, due on demand , guaranteed by an officer	87,901	88,479
Auto Contract due in monthly installments of $481 Over 60 months with interest at 5.99%	-	6,024
Total Notes Payable	$ 219,735	$ 144,706
Less Due within one year	(219,735)	(139,696)
Long Term Debt	$ -	$ 5,010

Convertible Notes

The Company has one convertible note payable to individuals at September 30, 2012 and December 31, 2011 in the amounts of $59,000. The note is convertible into common stock, without interest, and payable on demand.

The note was reduced in 2011 from $119,406 to $59,000 by a stock issuance.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Rental Agreement

The company has a month to month rental agreement for office space at $1387.00 per month.

NOTE 7 – COMMON STOCK

The Company during the second quarter of 2011 issued 114,000,000 shares of stock. Of this 24,000,000 were to reduce debt of $60,406 and 90,000,000 shares were issued pursuant to the merger described in note 9.

On March 1, 2012 the Company issued 250,000 shares of common stock for marketing services valued atr the market rate. The Company has recognized a prepaid cost of $25,875 at September 30, 2012 for the unearned portion of the expense which expires on December 31, 2012.

On March 6, 2012 the Company canceled 62,500,000 shares of common stock.

On September 14, 2012 the Company's officer cancelled 14,800,000 shares.

Between September 20th to 30th, 2012 the Company issued 418,000 shares of stock of which 293,000 shares were issued for cash of $175,800. The Company recognized a finance charge of $191,710 for the difference between the offering price of the stock for investment (.60 cents) and the market price of the stock. ($1.25 to $1.28).

The balance of shares 125,000 were issued for services valued at market for a consulting agreement starting October 1, 2012 to September 30, 2013. At September 30, 2012 the Company is recognizing this expense of $160,000 (125,000 shares at $1.28)

NOTE 8- MERGER

On April 8, 2011 the Company which was formerly known as Xero Mobile, acquired two enterprises pursuant to a share exchange agreement for 90,000,000 shares. The acquisition was treated as a reverse merger as the acquired companies, MyEZSMOKES and Fashion Handbags became the operating entities and the accounting treatment, referred to as "as if pooling" resulted in the stock issuance valued at par and charged to additional paid in capital At the time of the merger Xero Mobile changed its name to MY EZSMOKES, INC. and Fashion Handbags Inc.. and My Ezsmokes, Co. became wholly owned subsidiaries.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855 and has determined that other than listed below, no material subsequent events exist.

MY EZSMOKES, INC.
BALANCE SHEETS
(UNAUDITED)

	December 31, 2011	December 31, 2010
Assets:		
Current Assets		
Cash and Cash Equivalents	$ 5,621	$ 24,872
Accounts Receivable	7,248	$30,872
Inventory	37,055	22,814
Total Current Assets	49,924	78,558
Fixed Assets-net	6,917	13,904
Total Assets	$ 56,841	$ 92,462
Liabilities and Stockholders' Deficit:		
Current Liabilities		
Accounts Payable and Accrued Expenses	161,536	$176,492
Notes Payable-Short Term	198,695	253,118
Total Current Liabilities	360,231	429,610
Long Term Debt	5,010	5,010
Total Liabilities	365,241	434,620
Stockholders' Equity:		
Preferred Stock, Par value $0.001, Authorized 10,000,000 shares Issued 0 shares at December 31, 2010 and December 31, 2010	-	-
Common Stock, Par value $0.001, Authorized 500,000,000 shares Issued 114,861,875 and 861,875 respectively	114,862	862
Paid-In Capital	(27,594)	1,000
Deficit Accumulated During Development Stage	(395,668)	(344,020)
Total Stockholders' Equity	(308,400)	(342,158)
Total Liabilities and Stockholders' Equity	$ 56,841	$ 92,462

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENTS OF OPERATIONS

	For the Twelve Months Ended December 31, 2011	2010
Revenues	$ 35,742	$ 152,379
Costs of Services	22,350	89,575
Gross Margin	13,392	62,804
Expenses		
Trade Shows	-	36,589
General and Administrative	61,348	100,775
Operating Expenses	61,348	137,364
Operating Income (Loss)	(47,956)	(74,560)
Other Income (Expense)		
Interest, Net	(3,692)	(4,367)
Net Loss Before Taxes	(51,648)	(70,193)
Income and Franchise Tax	-	-
Net Loss	$ (51,648)	$ (70,193)
Loss per Share, Basic & Diluted	$ (0.00)	$ (0.08)
Weighted Average Shares Outstanding	68,324,889	861,868

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
JANUARY 1, 2010 TO DECEMBER 31, 2011

	Common Shares	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance January 1, 2010	861,875	862	1,000	(273,827)	(271,965)
Loss for the Year				(70,193)	(70,193)
Balance at December 31, 2010	861,875	862	1,000	(344,020)	(342,158)
Shares issued for merger	90,000,000	90,000	(90,000)		
Debt forgiveness of $25,000			25,000		25,000
Shares issued for debt reduction	24,000,000	24,000	36,406		60,406
Net loss for the Year				(51,648)	(51,648)
Balance at December 31, 2011	114,861,875	114,862	(27,594)	(395,668)	(308,400)

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENTS OF CASH FLOWS
TWELVE MONTHS ENDED DECEMBER 31,

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss for the Period	$ (51,648)	$ (70,193)
Shares Issued		
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and Amortization	6,987	6,952
Changes in Operating Assets and Liabilities		
Decrease (Increase) in Accounts Receivable	23,624	13,121
Increase (Decrease) in Prepaids	1,613	806
Increase (Decrease) in Accounts Payable	(17,442)	56,104
(Increase) Decrease in Inventory	(14,240)	2,047
Decrease (Increase) in Loan to Shareholder	5,184	
Net Cash Used in Operating Activities	$ (45,922)	8,837
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net cash provided by Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from Loans	32,856	10,000
Reduction of Debt	(6,185)	(7,141)
Net Cash Provided by Financing Activities	26,671	2,859
Net (Decrease) Increase in Cash	(19,251)	11,696
Cash at Beginning of Period	24,872	13,176
Cash at End of Period	$ 5,621	$ 24,872

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2011	2010
Cash paid during the year for:		
`Interest	$ -	$ -
Franchise and Income Taxes	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Accounts Payable Satisfied through Contributed Capital and Property and Equipment	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
NOTES TO FINANCIAL STATEMENTS
UNAUDITED
DECEMBER 31, 2011

NOTE 1 – ORGANIZATION

MY EZSMOKES, INC ("the Company) was originally incorporated under the laws of the state of Nevada on February 20, 2004 as Desitv.com, Inc. On April 3, 2006 the Company changed its name to Xero Mobile and then in April 2011 to MYEZSMOKES, INC. The Company specializes in the manufacture of a smoke free cigarette.

The Company consists of itself and its two wholly owned subsidiaries, Fashion Handbags, Inc., (FHI) which was. Incorporated in August of 1997 and MyEZSmokes Company. FHI specializes in the developing, manufacturing and marketing of contemporary specialty bags. The company is located in Southern California.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company consolidates its accounts with its 100% owned subsidiary's FHI and MyEzsmokes, Co. All intercompany transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Calendar year end

The Company elected December 31st as its year end upon its formation.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customers ability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debts based on historical experience. The company has established a reserve of $15,000 per year.

Inventory

The Company's inventory consists of finished product valued under the FIFO method, stated and the lower of cost or market value.

Fixed Assets

The Company records its fixed assets at cost and recognizes depreciation over the straight line method with asset lives of between 5 and 7 years.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company's financial assets and liabilities, such as cash, prepaid expenses and accrued expenses, approximates their fair value because of the short maturity of the instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2011; no gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the period from January 1, 2010 through December 31, 2011.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Stock-based compensation for obtaining employee services

The Company accounts for equity instruments issued to parties other than employees for acquiring goods or services under guidance of section 505-50-30 of the FASB Accounting Standards Codification. Pursuant to paragraph 718-10-30-6 of the FASB Accounting Standards Codification, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

- The Company uses historical data to estimate employee termination behavior. The expected life of options granted is derived from paragraph 718-10-S99-1 of the FASB Accounting Standards Codification and represents the period of time the options are expected to be outstanding.
- The expected volatility is based on a combination of the historical volatility of the comparable companies' stock over the contractual life of the options.
- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
- The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income and Comprehensive Income in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25") with regards to uncertainty income taxes. Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Net income (loss)per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period pursuant to paragraph 830-230-45-1 of the FASB Accounting Standards Codification.

Subsequent events

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued. Pursuant to ASU 2010-09 of the FASB Accounting Standards Codification, the Company as an eventual SEC filer considers its financial statements issued when they are widely distributed to users, such as through filing them on EDGAR.

Recently issued accounting pronouncements

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-06 *"Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements"*, which provides amendments to Subtopic 820-10 that requires new disclosures as follows:

3. Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.
4. Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows:

3. Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.
4. Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from *major categories* of assets to *classes* of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In April 2010, the FASB issued ASU No. 2010-13, "*Compensation—Stock Compensation (Topic 718):Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades" ("ASU 2010-13").* This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.

In August 2010, the FASB issued ASU 2010-21, *"Accounting for Technical Amendments to Various SEC Rules and Schedules: Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies"* ("ASU 2010-21"), was issued to conform the SEC's reporting requirements to the terminology and provisions in *ASC 805, Business Combinations*, and in *ASC 810-10, Consolidation.*ASU No. 2010-21 was issued to reflect SEC Release No. 33-9026, "Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies," which was effective April 23, 2009. The ASU also proposes additions or modifications to the XBRL taxonomy as a result of the amendments in the update.

In August 2010, the FASB issued ASU 2010-22, *"Accounting for Various Topics: Technical Corrections to SEC Paragraphs"* ("ASU 2010-22"), which amends various SEC paragraphs based on external comments received and the issuance of SEC Staff Accounting Bulletin (SAB) No. 112, which amends or rescinds portions of certain SAB topics. The topics affected include reporting of inventories in condensed financial statements for Form 10-Q, debt issue costs in conjunction with a business combination, sales of stock by subsidiary, gain recognition on sales of business, business combinations prior to an initial public offering, loss contingent and liability assumed in business combination, divestitures, and oil and gas exchange offers.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-28 *"Intangibles—Goodwill and Other (Topic 350):When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"("ASU 2010-28").*Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount of goodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-29 *"Business Combinations (Topic 805):Disclosure of Supplementary Pro Forma Information for Business Combinations"("ASU 2010-29").* ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 –GOING CONCERN

As reflected in the accompanying financial statements, the Company had a retained deficit of $395,668 at December 31, 2011 and had a net loss of $51,648 for the twelve months ended December 31, 2011.

Management intends to raise additional funds now that it has merged thru a private placement or thru the public process. Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in the viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate funds

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – FIXED ASSETS

At December 31 the Company has the following fixed assets:

		December 31, 2011	December 31, 2010
Auto	$	34,068	34,068
Computers and Fixtures		9,027	9,027
Total		43,095	43,095
Less Accumulated Depreciation		(36,178)	(29,191)
Net book value	$	6,917	13,904

Depreciation for the periods ended 2011 and 2010 was $5,249 and 5,214 each year.

NOTE 5 – NOTES PAYABLE-SHORT TERM /LONG TERM DEBT

The Company has the following debt:

Notes Payable to individuals, originating in 2011 without interest payable on demand	$ 5,500
Note Payable to an individual originating in 2005 without interest payable on demand	64,184
Notes Payable to an individual, originating in 2011 without interest payable on demand.	27,356
Credit line payable to a Bank, total line of $5,000 interest at 14/80%,due on demand	2,162
Credit line payable to a Bank, total line of $150,000 interest at 3.25%, due on demand	88,479
Auto Contract due in monthly installments of $481 Over 60 months with interest at 5.99%	6,024
Total Notes Payable	$ 203,705
Less Due within one year	(198,695)
Long Term Debt	$ 5,010

NOTE 6 – INCOME TAXES

Deferred tax assets

At December 31, 2011, the Company had net operating loss ("NOL") carry-forwards for Federal income tax purposes of $395,668 that may be offset against future taxable income through 2031. No tax benefit has been reported with respect to these net operating loss carry-forwards in the accompanying financial statements because the Company believes that the realization of the Company's net deferred tax assets of approximately $134,527 was not considered more likely than not and accordingly, the potential tax benefits of the net loss carry-forwards are fully offset by a valuation allowance of $134,527.

Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its reliability. The valuation allowance increased approximately $27,813 for the period from January 1, 2011 to December 31, 2011.

Components of deferred tax assets at December 31, 2011 are as follows:

		December 31, 2011
Net deferred tax assets – Non-current:		
Expected income tax benefit from NOL carry-forwards		134,527
Less valuation allowance		(134,527)
Deferred tax assets, net of valuation allowance	$	-

Income taxes in the statements of operations

A reconciliation of the federal statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	For the year ended December 31, 2011
Federal statutory income tax rate	34.0%
Change in valuation allowance on net operating loss carry-forwards	(34.0)%
Effective income tax rate	0.0%

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Rental Agreement

The company has a month to month rental agreement for office space at $605 per month.

NOTE 8 – COMMON STOCK

The Company during the second quarter of 2011 issued 114,000,000 shares of stock. Of this 24,000,000 were to reduce debt of $60,406 and 90,000,000 shares were issued pursuant to the merger described in note 9.

NOTE 9- MERGER

On April 8, 2011 the Company which was formerly known as Xero Mobile, acquired two enterprises pursuant to a share exchange agreement for 90,000,000 shares. The acquisition was treated as a reverse merger as the acquired companies, MyEZSMOKES and Fashion Handbags became the operating entities and the accounting treatment, referred to as "as if pooling" resulted in the stock issuance valued at par and charged to additional paid in capital At the time of the merger Xero Mobile changed its name to MY EZSMOKES, INC. and Fashion Handbags Inc.. and MyEzsmokes, Co. became a wholly owned subsidiary.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The company has been in the early stages of development and marketing strategy with most of the efforts associated with product development, sourcing & sales strategies. The Initial sales campaign was initiated in August of 2012, and significant progress has been made working directly with the mass market accounts listed in this offering previously. We anticipate strong sales in 2013 and the exciting aspect to this industry is the residual aspects of these products. The accounts we are working with for the most part have yet to carry these items so product purchasing decisions and commitments are taken up and made by top level management in these major accounts and the process is quite extensive, but we are currently on the tables of most of the major retailers in the mass food & drug retail market.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The e-Cig market is still in it's infancy reaching approximately $300,000,000.00 in sales in 2012 exceeding the projections for the industry. According to the Company's and Industry experts this product category will grow and exceed a billion dollars in gross revenue throughout the next couple of years. We see the next 12 months to be a really positive environment to grow in if the company receives adequate capital to compete in this dynamic market segment. The key variable at this point for the Company is to have sufficient capital to compete and implement our sales campaign in an effective way.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: %. What is the anticipated gross margin for next year of operations?

We have the potential to exceed our sales projections highlighted in the Pro-Forma sales breakdown above, achieving our sales goals will require opening and achieving distribution in the mass market place, which is our primary focus at this point. We are working on roughly a 45-50% gross profit margin, and will maintain a plus 20% net after all allowances and sales commissions are paid.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

This product category is highly regulated so Foreign sales are not a focus at this time other than the Canadian Market Place, where we have started the process of working with Health Canada to allow the importation of our Icon Vapor Brand of e-Cigs. If this is realized Canada could provide a lucrative market as the market is generally untapped. We have also started a campaign with a major broker to the Military, this process will take some time but the potential for sales in government exchanges is out there.

PART III – EXHIBITS

Item 1. Index to Exhibits

INDEX TO THE EXHIBITS

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on December 3, 2012.

(Issuer) MYEZSMOKES, INC.

By (Signature and Title)

Daniel W. Balsiger, Chief Executive Officer

EXHIBIT 2.1

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708

Articles of Incorporation
(PURSUANT TO NRS 78)

FILED # C 4259-2004
FEB 20 2004
IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:** DESITV.COM, INC.

2. **Resident Agent Name and Street Address:** CSC SERVICES OF NEVADA, INC.
Name
502 E JOHN ST. CARSON CITY NEVADA 89706
Street Address City Zip Code
Optional Mailing Address City State Zip Code

3. **Shares:** Number of shares with par value: 50,000,000 common 10,000,000 preferred Par value: $ .001 Number of shares without par value:

4. **Names & Addresses of Board of Directors/Trustees:**
1. SYEDA J. MANSUR
Name
233 WILSHIRE BLVD., SUITE 930 SANTA MONICA CA 90401
Street Address City State Zip Code
2.
Name
Street Address City State Zip Code
3.
Name
Street Address City State Zip Code

5. **Purpose:** The purpose of this Corporation shall be: MEDIA AND ENTERTAINMENT SERVICES

6. **Names, Address and Signature of Incorporator:**
C. WOODGATE [signature]
Name Signature
502 E JOHN STREET CARSON CITY NV 89706
Address City State Zip Code

7. **Certificate of Acceptance of Appointment of Resident Agent:** I hereby accept appointment as Resident Agent for the above named corporation.
CSC Services of Nevada, Inc.
By: [signature] FEBRUARY 20, 2004
Authorized Signature of R.A. or On Behalf of R.A. Company Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form 78 ARTICLES 2003
Revised on: 09/29/03

EXHIBIT 2.2

090201

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of
Ross Miller
Secretary of State
State of Nevada

Document Number
20110234203-58
03/29/2011 2:02 PM
Entity Number
C4259-2004

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

XERO MOBILE, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 1 is amended to read, "The name of the corporation is MYEZSMOKES, INC."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: majority

4. Effective date of filing: (optional) 4/11/11

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT 2.3

AMENDED AND RESTATED BYLAWS

OF

XERO MOBILE, INC.
a Nevada corporation

VG1 69773v1 01/07/11

AMENDED AND RESTATED BYLAWS
OF
[illegible]

ARTICLE 1. SHAREHOLDERS

1.1. *Annual Meeting.* An annual meeting of the shareholders of the corporation shall be held at 1:00 p.m. on the first Thursday of October in each year, but if such date is a legal holiday, then on the next succeeding business day, for the purpose of electing directors of the corporation to serve during the ensuing year and for the transaction of such other business as may properly come before the meeting. If the election of the directors is not held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the president shall cause the election to be held at a special meeting of the shareholders as soon thereafter as is convenient.

1.2. *Special Meetings.*

(a) Special meetings of the shareholders may be called by the chairman, the president or the Board of Directors and shall be called by the chairman, the president or the Board of Directors at the written request of the holders of not less than ten percent (10%) of the voting power of any class of the corporation's stock entitled to vote on the matter or matters to be acted upon at such meeting.

(b) Other business may be acted upon at a special meeting other than as set forth in the notice calling the meeting.

1.3. *Place of Meetings.* Any meeting of the shareholders of the corporation may be held at its registered office in the State of Nevada or at such other place in or out of the United States as the Board of Directors may designate. A waiver of notice signed by shareholders entitled to vote may designate any place for the holding of such meeting.

1.4. *Notice of Meetings.*

(a) The president, a vice president, the secretary, an assistant secretary or any other individual designated by the Board of Directors shall sign and deliver written notice of any meeting at least ten (10) days, but not more than sixty (60) days, before the date of such meeting. The notice shall state the place, date and time of the meeting and the purpose or purposes for which the meeting is called.

(b) In the case of an annual meeting, any proper business may be presented for action, except that action on any of the following items shall be taken only if the general nature of the proposal is stated in the notice:

(1) Action with respect to any contract or transaction between the corporation and one or more of its directors or officers or between the corporation and any corporation, firm or association in which one or more of the corporation's directors or officers is a director or officer or is financially interested;

(2) Adoption of amendments to the Articles of Incorporation; or

(3) Action with respect to a merger, share exchange, reorganization, partial or complete liquidation or dissolution of the corporation.

(c) A copy of the notice shall be personally delivered or sent via confirmed facsimile transmission, via overnight letter or via mail, postage prepaid, to each shareholder of record entitled to vote at the meeting at the address appearing on the records of the corporation. Personally delivered or confirmed facsimile notices will be deemed given when delivered. Notices sent via mail, postage prepaid, will be deemed given the date of postmark. Notices sent via overnight letter will be deemed given on the next business day after dispatch. If the address of any shareholder does not appear upon the records of the corporation, it will be sufficient to address any notice to such shareholder at the registered office of the corporation.

(d) The written certificate of the individual signing a notice of meeting, setting forth the substance of the notice or having a copy thereof attached, the date the notice was delivered personally or sent via confirmed facsimile transmission, via overnight letter or mailed to the shareholders and the addresses to which the notice was mailed, shall be prima facie evidence of the manner and fact of giving such notice.

(e) Any shareholder may waive notice of any meeting by a signed writing, either before or after the meeting.

1.5. *Meeting Without Notice.*

(a) Whenever all persons entitled to vote at any meeting consent, either by:

(1) A writing on the records of the meeting or filed with the secretary;

(2) Presence at such meeting and oral consent entered on the minutes; or

(3) Taking part in the deliberations at such meeting without objection;

the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed.

(b) At such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time.

(c) If any meeting be irregular for want of notice or for such consent, provided a quorum was present at such meeting, the proceedings of the meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting.

(d) Such consent or approval may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

1.6. *Determination of Shareholders of Record.*

(a) For the purpose of determining the shareholders entitled to notice of and to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

(b) If no record date is fixed, the record date for determining shareholders: (i) entitled to notice of and to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (ii) entitled to express consent to corporate action in writing without a meeting shall be the day on which the first written consent is expressed; and (iii) for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders shall apply to any adjournment of the meeting; *provided, however*, that the Board of Directors may fix a new record date for the adjourned meeting.

1.7. *Quorum; Adjourned Meetings.*

(a) At the shareholders' meetings, the holders of a majority of the entire issued and outstanding voting stock of the corporation, represented in person or by proxy, shall constitute a quorum for all purposes of such meetings. If, on any issue, voting by classes is required by the laws of the State of Nevada, the Articles of Incorporation or these Bylaws, at least a majority of the voting power within each such class is necessary to constitute a quorum of each such class.

(b) If a quorum is not represented, a majority of the voting power so represented may adjourn the meeting from time to time until holders of the voting power required to constitute a quorum shall be represented. At any such adjourned meeting at which a quorum shall be represented, any business may be transacted that might have been transacted as originally called. When a shareholders' meeting is adjourned to another time or place hereunder, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. The shareholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum of the voting power.

1.8. *Voting.*

(a) Unless otherwise provided in the Articles of Incorporation, as such may be amended from time to time, or in the resolution providing for the issuance of the stock adopted by the Board of Directors pursuant to authority expressly vested in it by the provisions of the Articles of Incorporation, each shareholder of record, or such shareholder's duly authorized proxy or attorney-in-fact, shall be entitled to one (1) vote for each share of voting stock standing registered in such shareholder's name on the record date.

(b) Except as otherwise provided herein, all votes with respect to shares standing in the name of an individual on the record date (including pledged shares) shall be cast only by that individual or such individual's duly authorized proxy, attorney-in-fact or voting trustee(s) pursuant to a voting trust. With respect to shares held by a representative of the estate of a deceased shareholder, guardian, conservator, custodian or trustee, votes may be cast by such holder upon proof of capacity, even though the shares do not stand in the name of such holder. In the case of shares under the control of a receiver, the receiver may cast votes carried by such shares even though the shares do not stand in the name of the receiver; *provided, however*, that the order of the court of competent jurisdiction that appoints the receiver contains the authority to cast votes carried by such shares. If shares stand in the name of a minor, votes may be cast only by the duly appointed guardian of the state of such minor if such guardian has provided the corporation with written proof of such appointment.

(c) With respect to shares standing in the name of another corporation, partnership, limited liability company or other legal entity on the record date, votes may be cast: (i) in the case of a corporation, by such individual as the bylaws of such other corporation prescribe, by such individual as may be appointed by resolution of the board of directors of such other corporation or by such individual (including the officer making the authorization) authorized in writing to do so by the chairman of the board of directors, president or any vice-president of such corporation and (ii) in the case of a partnership, limited liability company or other legal entity, by an individual representing such shareholder upon presentation to the corporation of satisfactory evidence of his or her authority to do so.

(d) Notwithstanding anything to the contrary herein contained, no votes may be cast for shares owned by this corporation or its subsidiaries, if any. If shares are held by this corporation or its subsidiaries, if any, in a fiduciary capacity, no votes shall be cast with respect thereto on any matter except to the extent that the beneficial owner thereof possesses and exercises either a right to vote or to give the corporation holding the same binding instruction on how to vote.

(e) Any holder of shares entitled to vote on any matter may cast a portion of the votes in favor of such matter and refrain from casting the remaining votes or cast the same against the proposal, except in the case of elections of directors. If such holder entitled to vote fails to specify the number of affirmative votes, it will be conclusively presumed that the holder is casting affirmative votes with respect to all shares held.

(f) With respect to shares standing in the name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, husband and wife as community property, tenants by the entirety, voting trustees, persons entitled to vote under a shareholder voting agreement or otherwise and shares held by two or more persons (including proxy holders) having the same fiduciary relationship in respect to the same shares, votes may be cast in the following manner:

(1) If only one person votes, the vote of such person binds all.

(2) If more than one person casts votes, the act of the majority so voting binds all.

(3) If more than one person casts votes, but the vote is evenly split on a particular matter, the votes shall be deemed cast proportionately, as split.

(g) If a quorum is present, unless the Articles of Incorporation provide for a different proportion, the affirmative vote of holders of at least a majority of the voting power unless voting by classes is required for any action of the shareholders by the laws of the State of Nevada, the Articles of Incorporation or these Bylaws, in which case the affirmative vote of holders of at least a majority of the voting power of each such class shall be required.

1.9. *Proxies.* At any meeting of shareholders, any holder of shares entitled to vote may designate, in a manner permitted by the laws of the State of Nevada, another person or persons to act as a proxy or proxies. No proxy is valid after the expiration of six (6) months from the date of its creation, unless it is coupled with an interest or unless otherwise specified in the proxy. In no event shall the term of a proxy exceed seven (7) years [illegible] creation. Every proxy shall continue in full force and effect until its expiration or revocation in a manner permitted by the laws of the State of Nevada.

1.10. *Order of Business.* At the annual shareholder's meeting, the regular order of business shall be as follows:

(a) Determination of shareholders present and existence of quorum, in person or by proxy;

(b) Reading and approval of the minutes of the previous meeting or meetings;

(c) Reports of the Board of Directors, and, if any, the president, treasurer and secretary of the corporation;

(d) Reports of committees;

(e) Election of directors;

(f) Unfinished business;

(g) New business;

(h) Adjournment.

1.11. *Absentees' Consent to Meetings.* Transactions of any meeting of the shareholders are as valid as though had at a meeting duly held after regular call and notice if a quorum is represented, either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not represented in person or by proxy (and those who, although present, either object at the beginning of the meeting to the transaction of any business because the meeting has not been lawfully called or convened or expressly object at the meeting to the consideration of matters not included in the notice which are legally required to be included therein), signs a written waiver of notice and/or consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with the corporate records and made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any rights expressly made at the time any such matters are presented at the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice or consent, except as otherwise provided in Sections 1.4(a) and (b) of these Bylaws.

1.12. *Telephonic Meetings.* Only if specifically approved by the Board of Directors with respect to a particular meeting of the shareholders, shareholders may participate in such meeting of the shareholders by means of a telephone conference or similar method of communication by which all individuals participating in the meeting can hear each other. Participation in a meeting pursuant to this Section 1.12 constitutes presence in person at the meeting.

1.13. *Action Without Meeting.* Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent thereto is signed by holders of the voting power of the corporation that would be required at a meeting to constitute the act of the shareholders. Whenever action is taken by written consent, a meeting of shareholders need not be called or notice given. The written consent may be signed in counterparts and must be filed with the minutes of the proceedings of the stockholders. Such action shall be deemed effective on the date when the signatures of holders of the requisite number of shares approving the matter have been obtained.

ARTICLE 2. DIRECTORS

2.1. *Number, Tenure and Qualifications.* Unless a larger number is required by the laws of the State of Nevada or the Articles of Incorporation or until changed in the manner provided herein, the Board of Directors of the corporation shall consist of at least one (1) individual who shall be elected at the annual meeting of the shareholders of the corporation and who shall hold office for one (1) year or until his or her successor or successors are elected and qualified. A director need not be a shareholder of the corporation.

2.2. *Change in Number.* Subject to any limitations in the laws of the State of Nevada, the Articles of Incorporation or these Bylaws, the number of directors may be changed from time to time by resolution adopted by the Board of Directors or the shareholders without the need for an amendment to the Articles of Incorporation or these Bylaws.

2.3. *Reduction in Number.* No reduction of the number of directors shall have the effect of removing any director prior to the expiration of his term of office.

2.4. *Resignation.* Any director may resign effective upon giving written notice to the any other officer, unless the notice specifies a later time for effectiveness of such resignation. A majority of the remaining directors, though less than a quorum, may appoint a successor to take office when the resignation becomes effective, each director so appointed to hold office during the remainder of the term of office of the resigning director.

2.5. *Removal.*

(a) The Board of Directors of the corporation, by majority vote, may declare vacant the office of a director who has been declared incompetent by an order of a court of competent jurisdiction or convicted of a felony.

(b) Any director may be removed from office by the vote or written consent of shareholders representing not less than two-thirds (2/3) of the voting power of the issued and outstanding stock entitled to vote, except that if the corporation's Articles of Incorporation provide for the election of directors by cumulative voting, no director may be removed from office except upon the vote of shareholders owning sufficient shares to have prevented such director's election to office in the first instance.

2.6. *Vacancies.*

(a) All vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless it is otherwise provided in the Articles of Incorporation or unless in the case of removal of a director, the shareholders by a majority of voting power shall have appointed a successor to the removed director. Subject to the provisions of Section 2.6(b) of these Bylaws, (i) in the case of the replacement of a director, the appointed director shall hold office during the remainder of the term of office of the replaced director and (ii) in the case of an increase in the number of directors, the appointed director shall hold office until the next meeting of shareholders at which directors are elected.

(b) If, after the filling of any vacancy by the directors, the directors then in office who have been elected by the shareholders shall constitute less than a majority of the directors then in office, any holder or holders of an aggregate of five percent (5%) or more of the total voting power of any class of the corporation's stock entitled to vote may call a special meeting of the shareholders to elect the entire Board of Directors. The term of office of any director shall terminate upon such election of a successor.

2.7. *Annual and Regular Meetings.* Immediately following the adjournment of, and at the same place as, the annual or any special meeting of the shareholders at which directors are elected other than pursuant to Section 2.6 of these Bylaws, the Board of Directors, including directors newly elected, shall hold its annual meeting without notice, other than this provision, to elect officers and to transact such further business as may be necessary or appropriate. The Board of Directors may provide by resolution the place, date and hour for holding regular meetings between annual meetings.

2.8. *Special Meetings*. Special meetings of the Board of Directors may be called by the chairman, or if there be no chairman, by the president or secretary and shall be called by the chairman, the president or the secretary upon the request of any one (1) director. If the chairman, or if there be no chairman, both the president and secretary, refuses or neglects to call such special meeting, a special meeting may be called by notice signed by any one (1) director.

2.9. *Place of Meetings*. Any regular or special meeting of the directors of the corporation may be held at such place as the Board of Directors, or in the absence of such designation, as the notice calling such meeting, may designate. A waiver of notice signed by directors may designate any place for the holding of such meeting.

2.10. *Notice of Meetings*. Except as otherwise provided in Section 2.7 of these Bylaws, there shall be delivered to all directors, at least forty-eight (48) hours before the time of such meeting, a copy of a written notice of any meeting by delivery of such notice personally, via confirmed facsimile transmission, via overnight letter or via United States certified mail, postage prepaid. Such notice shall be addressed in the manner provided for notice to shareholders in Section 1.4(c) of these Bylaws. Personally delivered or confirmed facsimile notices will be deemed given when delivered. Notices sent via United States certified mail, postage prepaid, will be deemed given two (2) days after dispatch. Notices sent via overnight letter will be deemed given on the next business day after dispatch. Any director may waive notice of any meeting, and the attendance of a director at a meeting shall constitute waiver of such notice; *provided, however*, that attendance at a meeting for the express purpose of objecting to the transaction of business thereat because the meeting is not properly called or convened shall not constitute presence nor a waiver of notice for purposes hereof.

2.11. *Quorum; Adjourned Meetings*.

(a) A majority of the directors in office, at a meeting duly assembled, are necessary to constitute a quorum for the transaction of business.

(b) At any meeting of the Board of Directors where a quorum is not present, a majority of those present may adjourn, from time to time, until a quorum is present, and no notice of such adjournment shall be required. At any adjourned meeting where a quorum is present, any business may be transacted which could have been transacted at the meeting originally called.

(c) The Board of Directors may prescribe rules not in conflict with these Bylaws for the conduct of its business; provided, unless that in the fixing of salaries of the officers of the corporation, the unanimous action of all of the directors shall be required.

2.12. *Board of Directors' Decisions*. The affirmative vote of a majority of the directors present at a meeting at which a quorum is present is the act of the Board of Directors.

2.13. *Telephonic Meetings*. Members of the Board of Directors or of any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or committee by means of a telephone conference or similar method of communication by which all persons participating in such meeting can hear each other. Participation in a meeting pursuant to this Section 2.13 constitutes presence in person at the meeting.

2.14. *Action Without Meeting.* Any action required or permitted to be taken at a meeting of the Board of Directors or of a committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all of the members of the Board of Directors or the committee. The written consent may be signed in counterparts and must be filed with the minutes of the proceedings of the Board of Directors or committee.

2.15. *Powers and Duties.*

(a) Except as otherwise restricted by the laws of the State of Nevada or the Articles of Incorporation, the Board of Directors has full control over the affairs of the corporation. The Board of Directors may delegate any of its authority to manage, control or conduct the business of the corporation to any standing or special committee or to any officer or agent and to appoint any persons to be agents of the corporation with such powers, including the power to subdelegate, and upon such terms as may be deemed fit.

(b) The Board of Directors may present to the shareholders at annual meetings of the shareholders, and when called for by a majority vote of the shareholders at an annual meeting or a special meeting of the shareholders shall so present, a full and clear report of the condition of the corporation.

(c) The Board of Directors, in its discretion, may submit any contract or act for approval or ratification at any annual meeting of the shareholders or any special meeting properly called for the purpose of considering any such contract or act, provided a quorum is present.

2.16. *Compensation.* The directors and members of committees shall be allowed and paid all necessary expenses incurred in attending any meetings of the Board of Directors or committees. Subject to any limitations contained in the laws of the State of Nevada, the Articles of Incorporation or any contract or agreement to which the corporation is a party, directors may receive compensation for their services as directors as determined by the Board of Directors, but only during such times as the corporation may legally declare and pay distributions on its stock, unless the payment of such compensation is first approved by the shareholders entitled to vote for the election of directors.

2.17. *Board of Directors; Officers.*

(a) At its annual meeting, the Board of Directors may elect, from among its members, a chairman who may serve as the chief executive officer of the corporation and who shall preside at meetings of the Board of Directors and may preside at meetings of the shareholders. The Board of Directors may also elect such other officers of the Board of Directors and for such term as it may, from time to time, determine advisable.

(b) Any vacancy in any office of the Board of Directors because of death, resignation, removal or otherwise may be filled by the Board of Directors for the unexpired portion of the term of such office.

2.18. *Order of Business*. The order of business at any meeting of the Board of Directors shall be as follows:

(a) Determination of members present and existence of quorum;

(b) Reading and approval of the minutes of any previous meeting or meetings;

(c) Reports of officers and committeemen;

(d) Election of officers (annual meeting);

(e) Unfinished business;

(f) New business;

(g) Adjournment.

ARTICLE 3. OFFICERS

3.1. *Election*. The Board of Directors, at its annual meeting, shall elect a president, a secretary and a treasurer to hold office for a term of one (1) year or until their successors are chosen and qualify. Any individual may hold two (2) or more offices. The Board of Directors may, from time to time, by resolution, elect one (1) or more vice-presidents, assistant secretaries and assistant treasurers and appoint agents of the corporation, prescribe their duties and fix their compensation.

3.2. *Removal; Resignation*. Any officer or agent elected or appointed by the Board of Directors may be removed by it with or without cause. Any officer may resign at any time upon written notice to the corporation. Any such removal or resignation shall be subject to the rights, if any, of the respective parties under any contract between the corporation and such officer or agent.

3.3. *Vacancies*. Any vacancy in any office because of death, resignation, removal or otherwise may be filled by the Board of Directors for the unexpired portion of the term of such office.

3.4. *President*.

(a) The president shall be the chief executive or operations officer of the corporation, subject to the supervision and control of the Board of Directors, and shall direct the corporate affairs, with full power to execute all resolutions and orders of the Board of Directors not expressly delegated to some other officer or agent of the corporation. If the chairman of the Board of Directors elects not to preside or is absent, the president shall preside at meetings of the shareholders and Board of Directors and perform such other duties as shall be prescribed by the Board of Directors.

(b) The president shall have full power and authority on behalf of the corporation to attend and to act and to vote, or designate such other officer or agent of the corporation to attend and to act and to vote, at any meetings of the shareholders of any corporation in which the corporation may hold stock and, at any such meetings, shall possess and may exercise any and all rights and [illegible] incident to the ownership of such stock. The Board of Directors, by resolution from time to time, may confer like powers on any person or persons in place of the president to exercise such powers for these purposes.

3.5. *Vice Presidents.* The Board of Directors may elect one or more vice-presidents who shall be vested with all the powers and perform all the duties of the president whenever the president is absent or unable to act and such other duties as shall be prescribed by the Board of Directors or the president.

3.6. *Secretary.* The secretary shall keep, or cause to be kept, the minutes of proceedings of the shareholders and the Board of Directors in books provided for that purpose. The secretary shall attend to the giving and service of all notices of the corporation, may sign with the president in the name of the corporation all contracts in which the corporation is authorized to enter, shall have the custody or designate control of the corporate seal, shall affix the corporate seal to all certificates of stock duly issued by the corporation, shall have charge or designate control of stock certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or appropriate committee may direct, and shall, in general, perform all duties incident to the office of the secretary.

3.7. *Assistant Secretaries.* The Board of Directors may appoint one or more assistant secretaries who shall have such powers and perform [illegible] Board of Directors or the secretary.

3.8. *Treasurer.* The treasurer shall be the chief financial officer of the corporation, subject to the supervision and control of the Board of Directors, and shall have custody of all the funds and securities of the corporation. When necessary or proper, the treasurer shall endorse on behalf of the corporation for collection checks, notes and other obligations; shall deposit all monies to the credit of the corporation in such bank or banks or other depository as the Board of Directors may designate; and shall sign all receipts and vouchers for payments made by the corporation. Unless otherwise specified by the Board of Directors, the treasurer may sign with the president all bills of exchange [illegible] care and custody of the stocks, bonds, certificates, vouchers, evidence of debts, securities and such other property belonging to the corporation as the Board of Directors shall designate, and shall sign all papers required by law, by these Bylaws or by the Board of Directors to be signed by the treasurer. The treasurer shall enter, or cause to be entered, regularly in the financial records of the corporation, to be kept for that purpose, full and accurate accounts of all monies received and paid on account of the corporation and, whenever required by the Board of Directors, the treasurer shall render a statement of any or all accounts. The treasurer shall at all reasonable times exhibit the books of account to any director of the corporation and shall perform all acts incident to the position of treasurer subject to the control of the Board of Directors.

The treasurer shall, if required by the Board of Directors, give bond to the corporation in such sum and with such security as shall be approved by the Board of Directors for the faithful performance of all the duties of treasurer and for restoration to the corporation, in the event of the treasurer's death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property in the treasurer's custody or control and belonging to the corporation. The expense of such bond shall be borne by the corporation.

3.9. *Assistant Treasurers*. The Board of Directors may appoint one or more assistant treasurers who shall have such powers and perform such duties as may be prescribed by the Board of Directors or the treasurer.

The assistant treasurer shall, if required by the Board of Directors, give bond to the corporation in such sum and with such security as shall be approved by the Board of Directors for the faithful performance of all the duties of assistant treasurer and for restoration to the corporation, in the event of the assistant treasurer's death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property in the assistant treasurer's custody or control and belonging to the corporation. The expense of such bond shall be borne by the corporation.

ARTICLE 4. CAPITAL STOCK

4.1. *Issuance Payment for Shares*.

(a) Shares of the corporation's authorized stock shall, subject to any provisions or limitations of the laws of the State of Nevada, the Articles of Incorporation or any contracts or agreement to which the corporation may be a party, be issued in such manner, at such times, upon such conditions and for such consideration as shall be prescribed by the Board of Directors.

(b) The Board Of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property of benefit to the corporation including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed or other securities of the corporation. Before the corporation issues shares, the Board of Directors shall determine that the consideration received or to be received for the shares to be issued is adequate. The judgment of the Board of Directors as to the adequacy of the consideration received for the shares issued is conclusive in the absence of actual fraud in the transaction. When the corporation receives the consideration for which the board of directors authorized the issuance of the shares, the shares issued therefore shall be considered fully paid.

(c) The corporation may place in escrow shares issued for a contract for future services or benefits or a promissory note, or make any other arrangements to restrict the transfer of the shares, as determined by the Board of Directors. The corporation may credit distributions made for the shares against their purchase price, until the services are performed, the benefits are received or the promissory note is paid. If the services are not performed, the benefits are not received or the promissory note is not paid, the shares escrowed or restricted and the distributions credited may be canceled in whole or in part.

4.2. *Certificates*. Ownership in the corporation shall be evidenced by certificates for shares of stock, when any such shares are fully paid up, in such form as shall be prescribed by the Board of Directors, shall be under the seal of the corporation and shall be manually signed by the president or a vice-president and also by the secretary or an assistant secretary; *provided, however*, whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of said officers of the corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If the corporation uses facsimile signatures of its officers on its stock certificates, it shall not act as registrar of its own stock, but its transfer agent and registrar may be identical if the institution acting in those dual capacities countersigns any stock certificates in both capacities. Each certificate shall contain the name of the record holder, the number, designation, if any, class or series of shares represented, a statement or summary of any applicable rights, preferences, privileges or restrictions thereon and a statement, if applicable, that the shares are assessable. All certificates shall be consecutively numbered. If provided by the shareholder, the name, address and federal tax identification number of the shareholder, the number of shares, and the date of issue shall be entered in the stock transfer records of the corporation.

4.3. *Surrendered; Lost or Destroyed Certificates*. All certificates surrendered to the corporation, except those representing shares of treasury stock, shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been canceled, except that in case of a lost, stolen, destroyed or mutilated certificate, a new one may be issued therefore. However, any shareholder applying for the issuance of a stock certificate in lieu of one alleged to have been lost, stolen, destroyed or mutilated shall, prior to the issuance of a replacement, provide the corporation with his, her or its affidavit of the facts surrounding the loss, theft, destruction or mutilation and, if required by the Board of Directors, an indemnity bond in an amount not less than twice the current market value of the stock, and upon such terms as the treasurer or the Board of Directors shall require which shall indemnify the corporation against any loss, damage, cost or inconvenience arising as a consequence of the issuance of a replacement certificate.

4.4. *Replacement Certificate*. When the Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares of capital stock of the corporation or it becomes desirable for any reason, in the discretion of the Board of Directors, including, without limitation, the merger of the corporation with another corporation or the reorganization of the corporation [illegible] a new certificate thereof conforming to the rights of the holder, the Board of Directors may order any holders of outstanding certificates for shares to surrender and exchange the same for new certificates within a reasonable time to be fixed by the Board of Directors. The order may provide that a holder of any certificate(s) ordered to be surrendered shall not be entitled to vote, receive distributions or exercise any other rights of shareholders of record until the holder has complied with the order, but the order operates to suspend such rights only after notice and until compliance.

4.5. *Transfer of Shares.* No transfer of stock shall be valid as against the corporation except on surrender and cancellation of the certificates accompanied by an assignment or transfer by the registered owner made either in person or under assignment. Whenever any transfer shall be expressly made for collateral security and not absolutely, the collateral nature of the transfer shall be reflected in the entry of transfer in the records of the corporation.

4.6. *Transfer Agent; Registrars.* The Board of Directors may appoint one or more transfer agents, transfer clerk and registrars of transfer and may require all certificates for shares of stock to bear the signature of such transfer agent, transfer clerk and/or registrar of transfer.

4.7. *Miscellaneous.* The Board of Directors shall have the power and authority to make such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the corporation's stock.

ARTICLE 5. DISTRIBUTIONS

Distributions may be declared, subject to the provisions of the laws of the State of Nevada and the Articles of Incorporation, by the Board of Directors at any regular or special meeting and may be paid in cash, property, shares of corporate stock or any other medium. The Board of Directors may fix in advance a record date, as provided in Section 1.6 of these Bylaws, prior to the distribution for the purpose of determining shareholders entitled to receive any distribution. The Board of Directors may close the stock transfer books for such purpose for a period of not more than ten (10) days prior to the date of such distribution.

ARTICLE 6. RECORDS; REPORTS; SEAL; AND FINANCIAL MATTERS

6.1. *Records.* All original records of the corporation shall be kept by or under the direction of the secretary or at such places as may be prescribed by the Board of Directors.

6.2. *Officers' and Directors' Right of Inspection.* Every officer and director shall have the absolute right at any reasonable time for a purpose reasonably related to the exercise of such individual's duties to inspect and copy all of the corporation's books, records and documents of every kind and to inspect the physical properties of the corporation and/or any subsidiary corporations. Such inspection may be made in person or by agent or attorney.

6.3. *Corporate Seal.* The Board of Directors may, by resolution, authorize a seal, and the seal may be used by causing it, or a facsimile, to be impressed, affixed, reproduced or otherwise. Except when otherwise specifically provided herein, any officer of the corporation shall have the authority to affix the seal to any document requiring it.

6.4. *Fiscal Year-End.* The fiscal year-end of the corporation shall be such date as may be fixed from time to time by resolution of the Board of Directors.

6.5. *Reserves.* The Board of Directors may create, by resolution, such reserves as the directors may, from time to time, in their discretion, think proper to provide for contingencies, or to equalize distributions or to repair or maintain any property of the corporation, or for such other purposes as the Board of Directors may deem beneficial to the corporation, and the directors may modify or abolish any such reserves in the manner in which they were created.

6.6. *Required Authorization for Obligations.* No agreement, contract or obligation (other than checks in payment of indebtedness incurred by authority of the Board of Directors) involving the payment of monies or the credit of the corporation for more than Twenty-five Thousand Dollars ($25,000), shall be made without the authorization by resolution of the Board of Directors, or of an executive committee acting as such.

ARTICLE 7. INDEMNIFICATION

7.1. *Indemnification and Insurance.*

(a) *Indemnification of Directors and Officers.*

(1) For purposes of this Article 7, (A) "*Indemnitee*" shall mean each director or officer who was or is a party to, or is threatened to be made a party to or is otherwise involved in, any Proceeding (as hereinafter defined), by reason of the fact that he or she is or was a director or officer of the corporation or is or was serving in any capacity at the request of the corporation as a director, officer, employee, agent, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust or other enterprise; and (B) "*Proceeding*" shall mean any threatened, pending or completed action or suit (including, without limitation, an action, suit or proceeding by or in the right of the corporation), whether civil, criminal, administrative or investigative.

(2) Each Indemnitee shall be indemnified and held harmless by the corporation for all actions taken by him or her and for all omissions (regardless of the date of any such action or omission), to the fullest extent permitted by Nevada law, against all expenses, liability and loss (including, without limitation, attorneys' fees, costs, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding.

(3) Indemnification pursuant to this Section 7.1 shall continue as to an Indemnitee who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators.

(b) *Indemnification of Employees and Other Persons.* The corporation may, by action of its Board of Directors and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees.

(c) *Non-Exclusivity of Rights.* The rights to indemnification provided in this Article 7 shall not be exclusive of any other rights that any person may have or hereafter acquire under any statute, provision of the corporation's Articles of Incorporation or Bylaws, agreement, vote of shareholders or directors or otherwise.

(d) *Insurance.* The corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

(e) *Other Financial Arrangements*. The other financial arrangements which may be made by the corporation may include the following: (i) the creation of a trust fund, (ii) the establishment of a program of self-insurance; (iii) the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation; or (iv) the establishment of a letter of credit, guarantee or surety. No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to advancement of expenses or indemnification ordered by a court.

(f) *Other Matters Relating to Insurance or Financial Arrangements*. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the Board of Directors, even if all or part of the other person's stock or other securities is owned by the corporation. In the absence of fraud:

(1) the decision of the Board of Directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this Section 7.1 and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

(2) the insurance or other financial arrangement;

(i) is not void or voidable; and

(ii) does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

7.2. *Amendment*. The provisions of this Article 7 relating to indemnification shall constitute a contract between the corporation and each of its directors and officers which may be modified as to any director or officer only with that person's consent or as specifically provided in this Section 7.2. Notwithstanding any other provision of these Bylaws relating to their amendment generally, any repeal or amendment of this Article 7 which is adverse to any director or officer shall apply to such director or officer only on a prospective basis and shall not limit the rights of an Indemnitee to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Bylaws, no repeal or amendment of these Bylaws shall affect any or all of this Article 7 so as to limit or reduce the indemnification in any manner unless adopted by (a) the unanimous vote of the directors of the corporation then serving, or (b) by the shareholders as set forth in Article 8 hereof; *provided, however*, that no such amendment shall have retroactive effect inconsistent with the preceding sentence.

[illegible] *Changes in Nevada Law*. References in this <u>Article 7</u> to Nevada law or to any provision thereof shall be to such law as it existed on the date this <u>Article 7</u> was adopted or as such law thereafter may be changed; *provided, however*, that (a) in the case of any change which expands the liability of directors or officers or limits the indemnification rights or the rights to advancement of expenses which the corporation may provide, the rights to limited liability, to indemnification and to the advancement of expenses provided in the corporation's Articles of Incorporation and/or these Bylaws shall continue as theretofore to the extent permitted by law; and (b) if such change permits the corporation, without the requirement of any further action by the shareholders or directors, to limit further the liability of directors (or limit the liability of officers) the corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

ARTICLE 8. AMENDMENT OR REPEAL

Except as otherwise restricted in the Articles of Incorporation or these Bylaws:

(a) Any provision of these Bylaws may be altered, amended or repealed at the annual or any regular meeting of the Board of Directors without prior notice, or at any special meeting of the Board of Directors if notice of such alteration, amendment or repeal be contained in the notice of such special meeting, by the affirmative vote of a majority of all directors of the

(b) These Bylaws may also be altered, amended or repealed at a duly convened meeting of the shareholders by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of the corporation entitled to vote on such matter. The shareholders may provide by resolution that any Bylaw provision repealed, amended, adopted or altered by them may not be repealed, amended, adopted or altered by the Board of Directors.

CERTIFICATION

The undersigned duly appointed Secretary of the corporation does hereby certify that the foregoing Amended and Restated Bylaws were adopted by the Board of Directors and are effective as of the 7th day of January, 2011.

Joseph Arcaro, Secretary